Exhibit 99.21

Notice of Annual General Meeting of Shareholders

and

Management Information Circular

March 26, 2021

TABLE OF CONTENTS

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	7
VOTING INFORMATION	7
Voting by Proxy	8
Attending and Voting at the Virtual Meeting	9
VOTING COMMON SHARES	11
PRINCIPAL HOLDERS OF VOTING SECURITIES	11
BUSINESS TO BE TRANSACTED AT THE MEETING	12
Financial Statements	12
Election of Directors	12
Appointment of Auditors	20
REPORT ON EXECUTIVE COMPENSATION	21
Letter from the Human Resources and Compensation Committee	21
Compensation Governance	23
Compensation Discussion and Analysis	25
Executive Share Ownership	34
Succession Planning for Senior Management	35
Performance Graph	35
Compensation Paid to Named Executive Officers in 2020	36
Termination and Change of Control Benefits	39
Equity Compensation Plan Information	42
Director Compensation	43
Directors’ Share Ownership	45
Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation	46
Directors Incentive Plan Awards (Value Earned During 2020)	47
REPORT ON CORPORATE GOVERNANCE	48
Board Mandate	48
Independence of Board Members	50
Interlocking Directorships	50
Majority Voting and Advance Notice Nominations	50
Skills Matrix	51
Overseeing and Managing Risk	51
Committees of the Board of Directors	52
Diversity of the Company’s Directors and Officers	54
Board Renewal	55
Assessment Process	56
Nomination of New Directors and Board Size	56
Board Education Opportunities	56

Compensation of Directors	57
Codes of Ethics	57
Disclosure and Insider Trading Policy	58
Shareholder/Investor Communications and Feedback	58
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION	58
INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	59
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	59
SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING	59
ADDITIONAL INFORMATION	59
DIRECTORS’ APPROVAL	59
APPENDIX A	60

Dear fellow Shareholder,

On behalf of the Centerra Gold Inc. (“Centerra”) Board of Directors, it is my pleasure to invite you to attend our annual general meeting of shareholders to be held on Tuesday, May 11, 2021, at 11:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, we will report to you on Centerra’s performance in 2020 and our plans for the future, in addition to addressing the items of business described in the notice of meeting and management information circular accompanying this letter.

In keeping with our commitment to the health and safety of our shareholders, employees and the broader community, we will again be holding our Meeting in a virtual only format given the ongoing COVID-19 pandemic. Similar to last year, the Meeting will be conducted via a live audio webcast online at https://web.lumiagm.com/444191289. By accessing the live audio webcast online, Centerra shareholders will have an equal opportunity to attend, ask questions and vote at the Meeting. We had a solid turnout at last year’s annual general meeting of shareholders and we look forward to another great turnout this year.

In the accompanying management information circular, you will find important information and instructions on how to attend and vote at our Meeting, either online or by proxy. Please exercise your rights as a shareholder either by attending and voting at the Meeting online, or by completing and returning your form of proxy or voting instruction form in advance of the Meeting.

I would also like to extend our collective thanks to our entire workforce, support contractors and broad leadership team who, throughout 2020, have endured extenuating circumstances and work protocols necessary to keep each other safe and which resulted in our operations continuing to operate with minimal to no negative impacts because of COVID-19.

I thank you for your interest and confidence in Centerra.

Sincerely,

(signed) “Michael S. Parrett”

Michael S. Parrett
Chair of the Board of Directors
Toronto, Ontario
March 26, 2021

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra”) will be held on Tuesday, May 11, 2021 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1.	receive the audited financial statements for the year ended December 31, 2020 and the auditors’ report thereon;

2.	elect directors for the ensuing year;

3.	appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4.	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

Similar to last year, and in light of the continuing COVID-19 pandemic, Centerra will hold its Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/444191289. At this website, shareholders will have an equal opportunity to attend, ask questions and vote their shares at the Meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada) (“AST”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a Control Number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide AST with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 26, 2021 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

This year Centerra is using “notice-and-access” to deliver meeting materials to shareholders. Accordingly, this Notice of Meeting and the accompanying management proxy circular and our audited annual financial statements for the financial year ended December 31, 2020, along with the related management discussion and analysis, can be viewed online on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR at www.sedar.com, or at www.meetingdocuments.com/astca/CG. Under notice-and-access, Centerra shareholders of record, as of the close of business on March 26, 2021, will receive a notice-and-access notification containing information about how to access these documents electronically, together with a proxy form or voting instruction form enabling Centerra shareholders to vote at the Meeting. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Wendy Yu”

Wendy Yu
Assistant General Counsel & Assistant Corporate Secretary Toronto, Ontario, Canada
March 26, 2021

MANAGEMENT INFORMATION CIRCULAR

March 26, 2021

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from holders of common shares (“Shares”) of Centerra Gold Inc. (“Centerra” or the “Company”). These proxies will be used at the annual general meeting of shareholders of the Company to be held on Tuesday, May 11, 2021 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the accompanying Notice of Meeting. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/444191289. Shareholders will not be able to physically attend the Meeting. For a summary of how shareholders may attend the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally or by telephone by employees of the Company. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Company and the total cost of the solicitation of proxies will be borne by the Company. The information contained in this Circular is given as at March 26, 2021 and in Canadian dollars, except where otherwise noted.

VOTING INFORMATION

You are entitled to vote at the Meeting if you were a holder of Shares of Centerra at the close of business on March 26, 2021, the record date for the Meeting. Each Share is entitled to one (1) vote. How you vote depends on whether you are a registered shareholder or a non-registered shareholder.

Notice-and-Access

This year, as permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, Centerra is using “notice-and-access” to deliver the meeting materials, including the Circular and Centerra’s 2020 Annual Report, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2020 (collectively, the “Meeting Materials”), to both registered and non-registered shareholders. This means that the Meeting Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. One core benefit of the notice-and-access procedures is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.

Under notice-and-access, shareholders will instead receive (unless shareholders have chosen to receive proxy materials electronically) a package by mail that will include a form of proxy or voting instruction form, depending on whether they are a registered or a non-registered shareholder, along with a notice containing instructions on how to vote at the Meeting and how to access the Meeting Materials electronically. Centerra is not using stratification to deliver the Meeting Materials to any shareholders.

The Meeting Materials can be viewed online at www.meetingdocuments.com/astca/CG, or on the Company’s website at www.centerragold.com, or under the Company’s profile on SEDAR at www.sedar.com.

As further described in the notice-and-access notice, you may obtain paper copies of the Meeting Materials at no cost to you for up to one year from the date that this Circular was filed on SEDAR by contacting our transfer agent, AST Trust Company (Canada) (“AST”), via their email at fulfilment@astfinancial.com or by phone at 1-888-433-6443 (toll-free within Canada and the U.S.) or 416-682-3801 (outside Canada and the U.S.). If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 27, 2021.

If you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your Shares at the Meeting.

Registered Shareholders

You are a registered shareholder if your Shares are registered in your own name. As a registered shareholder, you may attend, ask questions and vote at the virtual only Meeting via live audio webcast online at https://web.lumiagm.com/444191289. See “Attending and Voting at the Virtual Meeting” below.

If you are a registered shareholder and will not attend the Meeting, or if your Shares are registered in the name of a company that you own, your Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Company to registered shareholders along with the notice-and-access notice described above.

Non-Registered Shareholders

You are a non-registered shareholder if you beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Shares registered in your own name.

In accordance with applicable securities laws, Centerra has distributed copies of the notice-and-access notice described above to intermediaries for onward distribution to non-registered shareholders. Your intermediary will also deliver to you (unless you have chosen to receive proxy materials electronically) such intermediary’s voting instruction form or a form of proxy stamped by the intermediary limited to the number of Shares beneficially owned by you, but that is otherwise not complete. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should carefully follow the instructions set out in your intermediary’s voting instruction form or form of proxy, as the case may be. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 7, 2021 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

The Company does not send proxy-related materials directly to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to non-registered shareholders. The Company has elected to pay for all applicable proxy-related materials to be sent to non-registered shareholders at the Company’s cost.

See “Attending and Voting at the Virtual Meeting” below.

Voting by Proxy

Appointment of Proxies

The persons named in the voting instruction form or the form of proxy you received are representatives of management of the Company. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting. You may appoint another person by inserting that person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “Appointment of a Third Party as Proxy” below.

By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Shares. To be valid, proxies must be deposited with our transfer agent, AST by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@astfinancial.com, or voted online at www.astvotemyproxy.com, in each case no later than 11:00 a.m. (Toronto time) on May 7, 2021 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his sole discretion and without notice.

Exercise of Discretion by Proxies

The Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Shares as your proxyholder sees fit.

If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Company as your proxy, but do not specify how you wish the votes to be cast, your Shares will be voted: (i) FOR the election of directors nominated by management; (ii) FOR the appointment of KPMG LLP as the independent auditor for 2021 and the authorization of the directors to fix their remuneration; and (iii) at the discretion of management, on any matter which may properly come before the Meeting.

Revocation

If you are a registered shareholder and have provided a proxy, you may revoke your proxy by: (i) completing and signing another form of proxy bearing a later date and depositing it with AST: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@astfinancial.com, or voted online at www.astvotemyproxy.com in each case no later than 11:00 a.m. (Toronto time) on May 7, 2021 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened meeting; (ii) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Company at the registered office of the Company (1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1) at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof; (iii) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.

If you are a non-registered shareholder, you may revoke your voting instruction form at any time by following instructions given by your intermediary.

If you log in to the Meeting online using your Control Number and accept the terms and conditions, you will be revoking any and all previously submitted proxies, and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

Attending and Voting at the Virtual Meeting

Similar to last year and in light of the COVID-19 pandemic, we will hold our Meeting in a virtual only format, which will be conducted via a live audio webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, ask questions and vote at the Meeting online. We hope that hosting a virtual Meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your Control Number for purposes of logging in to the Meeting online. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, AST, does not have a record of the non-registered shareholders of Centerra and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and (ii) follow all of the applicable instructions, including the deadline, provided by your intermediary. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online, and see “Appointment of a Third Party as Proxy” below for additional information on how non-registered shareholders can appoint themselves as proxyholder.

How to Attend the Meeting

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, will be able to attend, ask questions and vote at the Meeting online at https://web.lumiagm.com/444191289. We recommend that you log in at https://web.lumiagm.com/444191289 one hour before the Meeting starts. Once you have logged in, select “I have a control number “and then enter your Control Number (see below) and Password “centerragold2021” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Registered shareholders: The control number located on the form of proxy you received is your Control Number.

Duly appointed proxyholders: AST will provide the proxyholder with a Control Number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://web.lumiagm.com/444191289, select “I am a guest”, and then complete the online registration form.

If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. You should allow ample time to check-in to the Meeting online. Online check-in will begin one hour prior to the Meeting on May 11, 2021, at 11:00 a.m. (Toronto time). The Meeting will begin promptly at 11:00 a.m. (Toronto time) on May 11, 2021, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please refer to https://www.lumiglobal.com/faq.

Registered shareholders and duly appointed proxyholders who login to the Meeting with a Control Number can communicate with each other and/or submit questions during the Meeting via the Zoom Chat feature on the virtual meeting platform. Questions will generally only be addressed during a question period at the end of the Meeting, however questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting. Questions or comments containing inappropriate language (including profanities or hostilities), questions of a personal nature or questions that are otherwise disruptive to the orderly conduct of the Meeting will not be published or answered. If the Company cannot answer a question during the Meeting because of timing or technical limitations, management will endeavor to respond in writing as soon as practical after the Meeting.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

If the Meeting is disrupted for any reason due to technical issues, please remain logged in to the Meeting.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Circular. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting online.

Shareholders who wish to appoint someone other than the Centerra proxyholders named in the enclosed form of proxy as their proxyholder to attend the Meeting as their proxy and vote their Centerra shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online, as described below. Registering your proxyholder is an additional step that must be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting.

Step 1—Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.

Step 2—Register your proxyholder: To register a third-party proxyholder, shareholders must contact AST and provide AST with the required proxyholder contact information so that AST may provide the proxyholder with a Control Number. AST can be contacted by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) or by internet at https://lp.astfinancial.com/controlnumber. Requests for a Control Number must be received by 11:00 a.m. (Toronto time) on May 7, 2021. Without a Control Number, proxyholders will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest.

If you are a non-registered shareholder and wish to vote at the Meeting, you must insert your own name in the blank space provided on the voting instruction form sent to you by your intermediary, follow the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Attend the Meeting”, you must first obtain a valid legal proxy from your intermediary. You must follow the instructions from your intermediary which are included with the legal proxy form or the voting information form sent to you with this Circular. If you have not received one, you must contact your intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Company’s transfer agent, AST by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxyvote@astfinancial.com. The request for registration must be labeled “Legal Proxy” and received by AST no later than the voting deadline of 11:00 a.m. (Toronto time) on May 7, 2021 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened meeting.

VOTING COMMON SHARES

Centerra is authorized to issue an unlimited number of Shares, class A non-voting shares and preference shares with no par value. On March 26, 2021, the Company had 296,510,230 Shares issued and outstanding. The directors have fixed March 26, 2021 as the record date for the Meeting. Only holders of Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one (1) vote for each Share held.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities are indicated below:

Name	Number of Shares	Percentage
Kyrgyzaltyn JSC	77,401,766	26.10%
BlackRock, Inc.	39,030,421	13.19%

Kyrgyzaltyn JSC (“Kyrgyzaltyn”) is a joint stock company formed under the laws of the Kyrgyz Republic, 100% of whose shares are owned by the Government of the Kyrgyz Republic (the “KR Government”). Pursuant to a Restated Shareholders’ Agreement dated as of June 6, 2009 entered into by Kyrgyzaltyn and Centerra (the “Restated Shareholders Agreement”), so long as Kyrgyzaltyn and its affiliates continue to hold 10% or more of Centerra’s outstanding Shares, Centerra has agreed to include in Centerra’s proposed slate of directors nominated for election, at each general or special meeting at which directors are to be elected, two board nominees designated by Kyrgyzaltyn, at least one of whom must be independent of the KR Government within the meaning of applicable securities laws in Canada. Should Kyrgyzaltyn and its affiliates own less than 10% but more than 5% of Centerra’s outstanding Shares, Centerra has agreed to include in its proposed slate of directors one nominee of Kyrgyzaltyn who shall not be required to be independent of the KR Government. Messrs. Tengiz Bolturuk and Nurlan Kyshtobaev, are Kyrgyzaltyn’s nominees to Centerra’s board of directors (the “Board”) in respect of the Meeting.

As a matter of practice, Centerra has historically accepted a nominee of Kyrgyzaltyn to act as a board member of our wholly owned Kyrgyz subsidiary, Kumtor Gold Company (“KGC”) (where the Kyrgyzaltyn nominee is usually the chair of the KGC board), and to serve on each of the KGC management committee and the KGC auditing committee. KGC directly owns 100% of the Kumtor Mine, which is located in the Kyrgyz Republic.

Kyrgyzaltyn purchases all of the gold produced from the Kumtor Mine for processing at its refinery in the Kyrgyz Republic pursuant to a Restated Gold and Silver Sale Agreement (the “Sales Agreement”) between Kyrgyzaltyn and KGC. Under the Sales Agreement, Kyrgyzaltyn is required to pay for gold within 12 calendar days of shipment from the Kumtor mill. The obligations of Kyrgyzaltyn owing to KGC are partially secured by a pledge of 2,850,000 Shares held by Kyrgyzaltyn. KGC also pays to Kyrgyzaltyn a management fee of US$1.00 per ounce of gold produced.

For further information regarding the commercial arrangements with Kyrgyzaltyn, please see the Company’s most recently filed annual Management’s Discussion and Analysis (“MD&A”) available on www.sedar.com.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of Centerra for the period ended December 31, 2020 and the auditors’ report thereon will be placed before the Meeting. Copies of the financial statements, together with the auditors’ report thereon, are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. Please see “Voting Information – Notice-and-Access” above for further details regarding how to obtain copies of the financial statements and other Meeting Materials.

Election of Directors

The Board has approved the nomination of the individuals named below for election as directors of Centerra. Each of the nominees is a current director of Centerra and has been since the dates indicated below and was elected to his or her present term as a director by the shareholders of the Company at the annual general meeting of the Company’s shareholders held on May 1, 2020, except for Mr. Tengiz Bolturuk and Mr. Nurlan Kyshtobaev. Mr. Bolturuk is a director nominee who was appointed to the Board of Directors on December 4, 2020 following the resignation of Mr. Askar Oskombaev. Mr. Kyshtobaev is not currently a Board member of Centerra.

As noted above, Kyrgyzaltyn is entitled to designate two Board nominees pursuant to the 2009 Restated Shareholders Agreement and has designated Messrs. Bolturuk and Kyshtobaev as its nominees.

Management does not believe that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion, unless otherwise instructed. The form of proxy permits shareholders to vote for or withhold from voting for each nominee. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Majority Voting and Advance Notice Nominations

In accordance with the rules of the Toronto Stock Exchange (the “TSX”), the Board has adopted a majority voting policy pursuant to which, at uncontested shareholder meetings, those director nominees receiving more “withhold” votes than “for” votes will be required to immediately tender their resignation to the Board and the Board will be required to accept or reject such resignation within 90 days. In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Company’s by-laws require that all director nominations be made with sufficient notice and provide certain prescribed information concerning such director nominees. For further information, please refer to “Report on Corporate Governance – Majority Voting and Advance Notice Nominations” on page 50.

Board Nominee Information

According to the Company’s constating documents, the Board should have between 3 and 15 directors.

The Company considers diversity of background, skills, age, culture, geography, experience, and gender when reviewing potential director candidates, and the 11 directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, government relations, Indigenous relations, risk management, metallurgy, mergers and acquisitions and international business – key skills for overseeing the Company’s affairs and guiding its strategic growth. See also “Diversity of the Company’s Directors and Officers” on page 54.

The following tables set out the name and biographical information of each nominee, including present principal occupation, principal occupations and directorships during the past five years and whether or not the nominee has been determined by the Board to be independent of Centerra under Canadian securities laws. The table below also sets out each nominee’s appointment date to Centerra’s Board (where applicable), attendance at Board and standing Committee meetings during 2020, other public company directorships, and minimum ownership requirement. All nominees are in compliance with their minimum ownership requirements. For further information on the breakdown of the Directors’ Share ownership, see “Report on Executive Compensation –Directors’ Share Ownership” on page 45.

The Board recommends that shareholders vote in favour of each of the following nominees as directors of Centerra. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

New Board Nominee

NURLAN KYSHTOBAEV

Age: 39 Location: Bishkek, Kyrgyz Republic Independent(1): Yes New Director Nominee

Mr. Kyshtobaev has over 15 years of experience working as a lawyer. Currently he is a partner at the Grata Law Firm in Bishkek. Prior to joining Grata, he was a lawyer at the Office of the EBRD General Counsel, where he advised bankers on lending, including direct investments in countries in which the EBRD operates. He also worked for the Moscow offices of Chadbourne & Parke LLP and Latham & Watkins LLP, where he advised clients on a broad range of Russian law issues. Mr. Kyshtobaev leads the banking & finance team of Grata Law Firm in Kyrgyzstan and Tajikistan. Mr. Kyshtobaev received a diploma in international public law from the Moscow State Institute of International Relations. Mr. Kyshtobaev was a board member of Centerra from May 2016 to May 2018.

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)

None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS

Not Applicable

Incumbent Board Nominees

MICHAEL S. PARRETT

Age: 69 Location: Richmond Hill, Ontario, Canada Independent(1): Yes Director since: May 8, 2014

Mr. Parrett has served as a director of Centerra since May 2014 and was appointed Chair of the Board on October 1, 2019. Mr. Parrett is an independent consultant and corporate director and has previously served as a director of Stillwater Mining Company from 2009 to 2017, Pengrowth Energy Corporation from 2004 to 2016, Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010) and Fording Canadian Coal Trust from 2003 to 2008. Prior to that, Mr. Parrett was the CFO and the President of Rio Algom Limited and CFO of Falconbridge Limited. Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board (Chair)	10/10
	Audit Committee	6/6
	Human Resources and Compensation Committee	5/5
	Nominating and Corporate Governance Committee	4/4
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$1,336,036	$930,000 by October 1, 2024	Meets

TENGIZ A. U. BOLTURUK

Age: 55 Location: Oakville, Ontario, Canada Independent(1): No Director since: December 4, 2020

Tengiz Bolturuk, Director, was appointed as a director of Centerra in December 2020. Mr. Bolturuk has over 30 years of international experience in engineering and operations in the mining industry, with a focus in project and process management in Canada, USA, Kazakhstan, Australia, and South Africa. Since 2016, Mr. Bolturuk has served as an independent mining consultant and presently is the Owner and Managing Director of Global Revival Inc. He is currently acting as an adviser to the Kyrgyz Republic President on the strategies of mining and development for the Kyrgyz Republic. Mr. Bolturuk received degrees in mineral processing and metallurgy from the National University of Science and Technology (ex-MISIS) in Moscow, Russia, and from the Clausthal University of Technology in Germany, respectively. He is a member of the Association of Professional Engineers of Ontario and the Canadian Institute of Mining and Metallurgy.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	2/2
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$808	$526,500 by December 4, 2025	In progress

RICHARD W. CONNOR

Age: 71 Location: Columbine Valley, Colorado, U.S.A. Independent(1): Yes Director since: June 5, 2012

Mr. Connor has over 25 years of experience as an audit partner with KPMG LLP in the United States, principally for publicly traded clients in a variety of industries, including Energy and Mining, and Media and Telecommunications. Mr. Connor retired from KPMG LLP in 2009, where he served as the Managing Partner of the KPMG Denver Office from 1996 to 2008. Mr. Connor was elected to the firm’s partnership in 1980 and was appointed to the firm’s SEC Reviewing Partners Committee in 1987, where he served until his retirement. Mr. Connor earned his BS degree in Accounting from the University of Colorado.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
	Audit Committee (Chair)	6/6
	Risk Committee	5/5
	Human Resources & Compensation Committee	5/5
	Special Committee	2/2
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$985,945	$526,000 by January 1, 2023	Meets

DUSHENALY (DUSHEN) KASENOV

Age: 63 Location: Bishkek, Kyrgyz Republic Independent(1): No Director since: May 1, 2019

Mr. Kasenov has over 27 years of experience in the mining sector. From November 2015 to May 2019, he was a member of the management committee of Kumtor Gold Company, representing Kyrgyzaltyn. From 2008 up to his retirement in 2017, Mr. Kasenov was a consultant, acting for various clients including Kazakhmys Projects LLC (based in Kazakhstan) and an independent expert for the Department of Construction Expertise of the State Agency for Architecture and Construction, and as a manager of special projects of Chaarat Operating Company GmbH and Andash Mining Company. From 1994 to 2007, Mr. Kasenov was employed at Kumtor Operating Company in a variety of departments, starting with being the manager, environment, and ending as the senior manager of health, safety and environment. Mr. Kasenov earned his P.Eng. from Frunze Polytechnic Institute, and a Ph.D. from Moscow Civil Engineering Institute.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
	Risk Committee	5/5
	Sustainable Operations Committee	5/5
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$116,412	$526,500 by May 1, 2024	In progress

JACQUES PERRON

Age: 59 Location: Vancouver, British Columbia, Canada Independent(1): Yes Director since: October 20, 2016

Mr. Perron was appointed as a director of Centerra in October 2016, following the closing of the Company’s acquisition of Thompson Creek Metals Company Inc., where he served as President and CEO and director. Mr. Perron is currently President and CEO of Pretium Resources Inc. Mr. Perron formerly served as a director of Osisko Gold Royalties Ltd. from 2016 to 2018. His previous senior management positions include serving as President and CEO of St. Andrew Goldfields Ltd. from 2007 to 2013, Senior Vice President of IAMGOLD Corporation from 2006 to 2007 and Vice President, Canada of Cambior Inc. from 2004 to 2006. From 1984 to 2004, Mr. Perron held a variety of increasingly senior management positions with Cameco Corporation, Placer Dome Canada Limited, Breakwater Resources Ltd., Cambior Inc., JS Redpath Ltd. and Noranda Inc. Mr. Perron has also been a director of the Canadian Mineral Industry Education Foundation since 2007. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
	Risk Committee (Chair)	5/5
	Sustainable Operations Committee	5/5
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) Pretium Resources Inc.

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$1,167,775	$526,500 by May 1, 2023	Meets

SCOTT G. PERRY

Age: 44 Location: Toronto, Ontario, Canada Independent(1): No Director since: January 1, 2016

Mr. Perry has over 23 years of international experience in the mining industry and was appointed Centerra’s CEO as of November 1, 2015 and assumed the title of President in January 2018. Mr. Perry was appointed as a director of Centerra on January 1, 2016. Prior to joining Centerra, he served as CEO & Director of AuRico Gold and, prior to that, he acted as Executive Vice President & CFO of AuRico Gold. Prior to joining AuRico Gold, Mr. Perry held increasingly senior financial roles with Barrick Gold in Australia, the United States, and Russia & Central Asia. Mr. Perry holds a Bachelor of Commerce degree from Curtin University, a post-graduate diploma in applied finance and investment and a CPA designation.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)(5)

Share Ownership Calculation (as of March 15, 2021)	Minimum Share Ownership requirement (as executive)	In Compliance with Requirement
$5,930,898	$2,625,000 by January 1, 2026	Meets

SHERYL K. PRESSLER

Age: 70 Location: Atlanta, Georgia U.S.A. Independent(1): Yes Director since: May 7, 2008

Ms. Pressler is currently an investment and strategy consultant in Atlanta, Georgia. From 2000 to 2001, she served as CEO of Lend Lease Real Estate Investments United States. From 1994 to 2000, she served as Chief Investment Officer of California Public Employees’ Retirement System. Prior thereto, she was responsible for the investment management of the retirement funds for the McDonnell Douglas Corporation. Ms. Pressler received a Bachelor of Arts degree from Webster University and a Master of Business Administration degree from Washington University. Ms. Pressler served on the board of directors of Stillwater Mining Company from 2002 until 2013 and currently serves on the board of trustees of a number of funds managed by Voya Investment Management.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
	Audit Committee	6/6
	Nominating & Corporate Governance Committee (Chair)	4/4
	Special Committee	2/2

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$869,165	$526,500 by May 1, 2023	Meets

BRUCE V. WALTER

Age: 63 Location: Toronto, Ontario, Canada Independent(1): Yes Director since: May 7, 2008

Mr. Walter is currently Chairman of Nunavut Iron Ore, Inc. and serves as Vice Chair of Centerra. From 2002 until 2007, Mr. Walter was a director and officer of Dynatec Corporation, initially as Vice-Chairman and from 2005 as President and CEO. Prior thereto his career included serving as President of Sherritt Inc., President and CEO of Plaintree Systems Inc., and Managing Director and Co-Head of the Media, Telecom & Technology investment and corporate banking group at BMO Nesbitt Burns. Mr. Walter also served as Vice-President of Horsham Corporation and was a partner in the predecessor law firm to Davies Ward Phillips & Vineberg LLP. Mr. Walter received his Juris Doctor (J.D.) and Master of Business Administration degrees from York University in 1981. He received his Ph.D. in law in 1985 from the University of Cape Town. Mr. Walter is a director of the Westaim Corporation and serves on the National Advisory Board of The Salvation Army.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
	Sustainable Operations Committee (Chair)	5/5
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) The Westaim Corporation (Audit, Human Resources and Compensation, Nominating and Corporate Governance)

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$2,709,388	$840,000 by May 17, 2021	Meets

PAUL N. WRIGHT

Age: 67 Location: British Columbia, Canada Independent(1): Yes Director since: May 1, 2020

Mr. Wright has over 33 years of experience in developing and operating open pit and underground gold mines. Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and CEO starting from October 1999. Prior to his tenure at Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	5/5
	Risk Committee	3/3
	Sustainable Operations Committee	3/3
OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) Galiano Gold Inc.

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$175,316	$526,500 by May 1, 2025	In progress

SUSAN L. YURKOVICH

Age: 55 Location: Vancouver, British Columbia, Canada Independent(1): Yes Director since: May 1, 2018

Ms. Yurkovich is currently the President and CEO of the B.C. Council of Forest Industries (COFI). She also serves as President of the B.C. Lumber Trade Council. Ms. Yurkovich has over 25 years’ experience working in B.C.’s natural resources sector. Prior to joining COFI, she was Executive Vice-President at B.C. Hydro, and prior to that was the Vice-President of Corporate Affairs at Canfor Corporation. She is currently a Governor of the Business Council of B.C. and a Director of Vancouver College. Ms. Yurkovich holds a Bachelor of Arts and a Masters of Business Administration from the University of British Columbia, a diploma in international business from Erasmus University, Netherlands and the ICD.D designation from the Institute of Corporate Directors.

	BOARD / COMMITTEE	ATTENDANCE(2)
	Board	10/10
	Human Resources & Compensation Committee (Chair)	5/5
	Nominating & Corporate Governance Committee	3/3
	Sustainable Operations Committee OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES) None	5/5

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 15, 2021)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$665,488	$526,500 by May 1, 2023	Meets

(1)	For further information on independence, see “Report on Corporate Governance – Independence of Board Members” on page 50.
(2)	Attendance reflects the number of meetings held during 2020 in which the relevant director was a member of such committee.
(3)

The minimum Share ownership requirement for directors is three times their annual retainer (from time to time) to be achieved within a period of five years of becoming a director. When a director receives an increase in his/her annual retainer, which would result in an increase to his/her ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The minimum Share ownership level set out in the table above reflects the ownership requirement based on their current annual retainer.

(4)

Share ownership level for directors reflects the value of Shares, Deferred Share Units (“DSUs”) and Director Restricted Share Units (“Director RSUs”), held by the Director. When calculating the value of the Share ownership of directors, Shares held are valued at the higher of (i) cost (“Book Value” for the Shares) and (ii) current fair market value based on the five-day volume weighted average price (“VWAP”). DSUs and Director RSUs are valued at the greater of (i) the fair market value at the date of award/grant (the “Book Value” for DSUs and Director RSUs) and the current fair market value (five-day VWAP) as of March 15, 2021. For a breakdown of the number of Shares, DSUs and Director RSUs held by each director, and Share ownership calculation, see “Report on Executive Compensation—Directors’ Share Ownership” on page 45 for further information.

(5)

Mr. Perry is subject to minimum Share ownership requirements for executives and is required to attain a level of Share ownership equivalent to 3 times his basic annual salary, one third of which must be in the form of Shares. Shares are valued at the higher of cost at acquisition and current fair market value, PSUs are valued based on the intended value of the PSU at the time of grant, and RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase RSUs plus the company match component of RSUs. Options are not used in the determination of whether Share ownership requirements are satisfied. See “Report on Executive Compensation – Executive Share Ownership” on page 34 for further information.

2020 Shareholder Support

The table below sets out the voting results for the nominees at the Company’s 2020 annual general meeting of shareholders. Mr. Oskombaev resigned from the Board on December 4, 2020. Mr. Bolturuk was appointed to the Board on December 4, 2020 to fill the vacancy resulting from Mr. Oskombaev’s resignation.

Nominee	Votes For	Votes For (%)	Votes Withheld	Votes Withheld (%)
Richard W. Connor	248,886,363	97.69	5,894,984	2.31
Dushen Kasenov	247,455,681	97.12	7,325,666	2.88
Maksat Kobonbaev	254,173,562	99.76	607,785	0.24
Askar Oskombaev	245,339,358	96.29	9,441,989	3.71
Michael S. Parrett	248,355,591	97.48	6,425,756	2.52
Jacques Perron	246,449,968	96.73	8,331,379	3.27
Scott G. Perry	253,697,223	99.57	1,084,124	0.43
Sheryl K. Pressler	216,254,256	84.88	38,527,091	15.12
Bruce V. Walter	253,252,592	99.40	1,528,755	0.60
Paul N. Wright	254,728,995	99.98	52,352	0.02
Susan L. Yurkovich	248,725,970	97.62	6,055,377	2.38

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Centerra’s knowledge, no nominee for director is or has been in the last 10 years a Director, Chief Executive Officer or Chief Financial Officer of any company that: (a) was subject to an order that was issued while the nominee was acting in that capacity, or (b) was subject to an order that was issued after the nominee ceased to act in that capacity and which resulted from an event that occurred while that person was acting in that capacity. For the purposes of the foregoing, “order” means (i) a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for a period of more than 30 consecutive days.

Other than as noted below, to Centerra’s knowledge, no nominee for director: (a) is or has been in the last 10 years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Wright was a director of Nordic Mines AB (“Nordic”) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator for itself and its Swedish and Finnish subsidiaries. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

Mr. Perry was a director of Lachlan Star Limited, a mining company based in Australia. He ceased being a director in October 2014. In February 2015, Lachlan Star Limited entered into voluntary administration.

Mr. Parrett was a director of Mongolia Minerals Corporation (a private company involved in mining investments in Mongolia) which was granted creditor protection under the Companies Creditors’ Arrangement Act (“CCAA”) on June 16, 2014. The CCAA proceedings were terminated in February 2015 and Mr. Parrett resigned on February 20, 2015.

Appointment of Auditors

It is proposed that the KPMG LLP be re-appointed as auditor of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. KPMG LLP was first appointed auditor of the Company on May 10, 2005.

Audit, tax and other fees billed by KPMG LLP in respect of the financial years ended December 31, 2020 and 2019 were as follows:

Fee Type	2020	2019
Audit Fees	$1,128,430	$1,163,715
Audit Related Fees(1)	$0	$0
Tax Fees(2)	$38,458	$70,900
All Other Fees(3)	$0	$0
Total	$1,166,888	$1,234,615

(1)	Audit related fees in 2020 and 2019 included interim reviews of the consolidated financial statement.
(2)	Tax fees comprise amounts billed for transfer pricing advisory services, tax compliance and tax advisory services.
(3)	All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.

The Board recommends that shareholders vote in favour of the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and the authorization of the Board to fix their remuneration. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

REPORT ON EXECUTIVE COMPENSATION

Letter from the Human Resources and Compensation Committee

Dear Centerra Shareholders,

On behalf of the Human Resources and Compensation Committee (the “HRC Committee”), I am pleased to provide an overview of our 2020 performance and summary of how executive compensation outcomes for the year aligned with performance.

Reviewing 2020 Performance

From many perspectives, Centerra had a strong year delivering results and successfully managing global operations during these unprecedented times, through both the COVID-19 pandemic and political unrest in Kyrgyzstan.

We exceeded our consolidated gold production and cost guidance, delivering more than 824,000 ounces of gold at an all-in sustaining cost on a by-product basis, excluding revenue-based taxes, of US$729 per ounce sold (this is a non-GAAP measure; please refer to Centerra’s MD&A for the year ended December 31, 2020 for a reconciliation to the most closely related GAAP term) which was lower than the low-end of our all-in sustaining cost guidance and, when adjusted, at about the midpoint of our internal targets. Net earnings for the year totaled $461.9 million or $1.57 per common share, up 154% from 2019 results.

We are pleased to have advanced a number of Environmental Social and Governance (“ESG”) initiatives during the year including the finalization of Centerra’s ESG Stakeholder Assessment and the adoption of new standards for water stewardship, mine closure, human rights and gold bearing material security. Importantly, we operated throughout the year without a material environmental event at any of our operations.

Progress was also made on our longer-term strategy. We achieved commercial production at our new Öksüt mine in May 2020, completing the project on time and under budget and marked four million consecutive hours without a lost time injury at the operation this year. We also finalized the essential work required to update our Life of Mine plan for Kumtor, effectively doubling the mineral resource base and extending the mine life by 5 years, all of which was announced in February 2021. And, in December 2020, the Company announced the sale of our 50% interest in Greenstone Gold Mines Partnership.

In March 2020, the Company reinstated its Share dividend and increased it by 25% in July 2020. Outstanding long-term debt was fully repaid in June 2020, ending the year with a strong balance sheet and positioning the Company well to take advantage of opportunities ahead.

Combined, these performance achievements created value for our shareholders and were reflected in our Share price performance, with a total shareholder return of 44.4% in 2020—significantly outperforming the S&P/TSX Global Gold Index.

Despite these results, our overall performance in 2020 was overshadowed by the terrible news of the Petrov Lake excavator submersion fatality at our Kumtor mine in February 2020. The entire Company was devastated by this tragic event and we are all committed to a significant step change improvement in our safety performance. To that end, we have commenced the integration of Critical Control Management with a focus on Centerra’s top ten critical safety risks as a health and safety leading indicator across all operating sites. This incident resulted in a score of zero for the Company’s safety performance and was considered when assessing individual performance for executive and management roles with accountability for the safety of our workforce.

The health and safety of our employees, contractors, and the communities in which we operate remains our top priority. Our Board, management and employees are committed to learning all we can from this incident and employing measures that will mitigate safety incidents in the future, through the continuous improvement of all operating systems and procedures and continuing to drive Centerra’s Work Safe: Home Safe, Centerra’s company-wide safety leadership program.

Alignment with Compensation Outcomes

Following a thorough review of 2020 performance, bearing in mind the heavy weight of the fatality that occurred at Kumtor as well as some disappointing safety results at other operations, and the performance of the Company during what has been an extremely challenging year, the HRC Committee recommended, and the Board approved an annual incentive plan scorecard for executives (and corporate roles) equal to 87.98% of target. This included a score of 0% on Safety and scores near target or maximum performance on most other measures.

Together with an assessment of 119% for individual performance goals, the CEO’s annual incentive plan award was approved at $1,066,593. Among the other named executive officers, annual incentive plan awards ranged from $186,430 to $392,743.

Performance share units (“PSUs”) granted in 2018 and 2019 vested at the end of December 2020 and settled in January 2021. In alignment with share price appreciation and the experience of investors, executives received payments with a value above the original grant date value. Payouts from grants made in 2018 were paid out at an adjustment factor of 0.93 times; payouts from grants made in 2019 were paid out at an adjustment factor of 2.00 times, which is the maximum permitted by the plan.

HRC Committee Activities

The HRC Committee undertook a series of initiatives in 2020, including ongoing oversight of executive compensation, governance and succession planning. Other HRC Committee activities in 2020 included:

•

Reviewing the Company’s industry peer group for assessing executive and board of director compensation, resulting in a revised comparator group with the addition of Pan American Silver Corp. and Pretium Resources Inc., and the removal of Detour Gold Corporation and Hudbay Minerals Inc.;

•	Reviewing market trends and best practices for executive compensation design, prepared by the HRC Committee’s independent advisor;

•	Reviewing the competitiveness of compensation levels for senior executives;

•	Continuing to progress the Company’s diversity, equity and inclusion program further described in this Circular; and

•	Enhancing shareholder disclosure as part of the enclosed Compensation Discussion & Analysis.

Looking Ahead to 2021

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. The annual incentive plan for fiscal 2021 will reflect modest changes to the defined measures and relative weights of certain measures, included to reinforce key performance objectives, including:

Category	Performance Measure(s)
Environmental Social Governance (includes Health & Safety) – increased to 25% (from 20%)

Total Reportable Injury Frequency Rate at 15%

Specific targets set for World Gold Council Responsible Gold Mining Principles (“RGMP”) implementation, climate change, human rights and diversity, equity and inclusion.

Operating & Financial Performance – increased to 55% (from 50%)

Gold & Copper Production – remains at 25% and 5% respectively.

Operating Cash Flow, before Working Capital – increased to 20% (from 10%)

All-in Sustaining Cost per Ounce Sold decreased to 5% (from 15%)

Growth & Value Creation – decreased to 20% (from 30%)	Varies by year and aligned with the Company’s Strategic Plan.

Annual General Meeting

I trust this letter provides a summary of Centerra’s performance in 2020 and the HRC Committee’s rationale for compensation decisions made for the CEO and other Named Executive Officers. I hope you will participate in the Meeting and I encourage you to ask questions of me or any of the other members of the HRC Committee on issues of interest to you.

Yours truly,

(signed) “Susan L. Yurkovich”
Susan L. Yurkovich
Chair, Human Resources and Compensation Committee
March 26, 2021

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the Human Resources and Compensation Committee of Centerra (the “HRC Committee”) are Ms. Yurkovich (Chair), Mr. Connor, and Mr. Parrett, each of whom is independent of Centerra. The Board has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management. See “Report on Corporate Governance – Committees of the Board of Directors” on page 52 for a detailed description of the HRC Committee charter.

Human Resources and Compensation Committee Expertise

Each of the three HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

•

Ms. Yurkovich has been on the HRC Committee since her appointment to the Centerra Board on May 1, 2018 and became Chair of the HRC Committee on October 1, 2019. She has significant compensation experience including overseeing compensation and benefits administration in her current role as President and CEO of the B.C. Council of Forest Industries, as well as in her previous roles as an executive at Canfor Corporation and B.C. Hydro.

•

Mr. Connor spent 38 years practicing public accounting at KPMG, including time spent as the managing partner of the Denver office, where he oversaw compensation matters, including incentive plans for 400 employees. He has also previously served on the compensation committee of Zayo Group Holdings Inc.

•

Mr. Parrett is the Chair of the Board and previously served as the Chair of the HRC Committee from May 1, 2018 until October 1, 2019. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as chair of the Board of Directors and as chair of its Compensation Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisers, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

•

It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.

•

It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives within the Company’s risk appetite. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”) compensation, such as PSUs, RSUs and Options.

•

It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry and the Company’s overall risk appetite. The review process is carried out with the involvement of other Board committees, including the Sustainable Operations Committee. The HRC Committee also annually reviews, with the assistance of other Board committees, the achievement of such targets.

•	It makes recommendations to the Board regarding compensation and objectives for the CEO.

•	It reviews and approves compensation for the executives who report directly to the CEO.

•	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs and Options.

•	It reviews Share ownership requirements and confirms that executives are compliant with such requirements.

•	It reviews, every two years, the board compensation programs of the Company’s comparator group to benchmark Centerra’s board compensation and makes recommendations to the Board as appropriate.

•

It reviews the Compensation Discussion & Analysis section of the Management Information Circular to ensure transparent disclosure to shareholders, with an explanation of the process and rationale for pay decisions and alignment with Company performance.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with them. This review is conducted by independent external advisors who also provide regular updates to the HRC regarding compensation related risks and corporate governance matters affecting compensation practices.

Centerra uses the following practices to discourage or mitigate excessive risk-taking:

•

Incentive awards are based on multiple metrics, including metrics related to health and safety, environment and sustainability, production and cost metrics and growth. Such awards are based on individual and Company objectives ensuring that awards align with the Company’s priorities for the year;

•	Centerra has mandatory minimum Share ownership requirements for executives and directors;

•

Centerra’s incentive programs provide for deferred vesting of Options, PSUs, and RSUs (Employee RSUs and Discretionary RSUs, as further described below), with overlapping vesting periods, so that executives remain exposed to the risks of their decisions and the vesting periods align with risk realization periods;

•	Centerra utilizes an appropriate compensation mix, including fixed and performance-based compensation, with short and longer-term performance conditions and multiple forms of compensation;

•	Executives have the ability to take all or a portion of their annual incentive payments in Employee RSUs with a Company match – further aligning such executive’s interests with those of shareholders;

•	Incentive awards are reasonable in relation to salary and payouts are capped to ensure there is no unlimited upside;

•

Centerra has a claw-back policy that requires employees to reimburse short and long-term incentive and other awards received due to the unlikely event of irregularities in financial reporting or employee misconduct. The claw-back policy was modified in 2020 to better align with market practices, including confirming the scope of employees and compensation subject to the policy;

•	The HRC Committee may exercise discretion in assessing components of the annual incentive performance; and

•

The HRC Committee retains independent advisers who provide it with an external perspective on best practices in the market relating to executive compensation matters, compensation governance and risk management.

Following this year’s review of Compensation-Related Risk which included input from its independent adviser, the HRC Committee concluded that there are no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra.

Human Resources and Compensation Consultant Fees

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

	Amounts Paid in 2020		Amounts Paid in 2019
Consultant	Executive Compensation Related Fees	All Other Fees(1)	Executive Compensation Related Fees	All Other Fees(1)
Korn Ferry Hay Group	—	$3,588	—	$1,721
Willis Towers Watson	$198,608	—	$146,834	—
Mercer (Canada) Limited	—	—	—	$11,300
Total	$198,608	$3,588	$146,834	$13,021

(1)

In 2019 and 2020, “All Other Fees” for Korn Ferry Hay Group were related to Black – Scholes valuation pricing. In 2019, “All Other Fees” for Mercer (Canada) Limited related to consulting services to review the overall Long-Term Incentive Program.

Centerra has engaged Willis Towers Watson since 2013 on ad hoc matters. Starting in early 2019, the HRC Committee engaged Willis Towers Watson to be the compensation independent external advisor to the HRC Committee and the Board. In 2020, Willis Towers Watson’s engagement included advising the HRC Committee on the annual review of its comparator group, providing a report on current trends in executive compensation and governance, undertaking a review of compensation-related risk and benchmarking the Company’s compensation for executives.

From time to time, management may also engage Willis Towers Watson to provide consulting services. While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the HRC Committee consultant or adviser (or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements to ensure independence and transparency.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s CEO, CFO and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2020:

Scott Perry	President & Chief Executive Officer
Darren Millman	Vice President & Chief Financial Officer
Daniel Desjardins	Vice President & Chief Operating Officer
Dennis Kwong	Vice President, Business Development and Exploration
Claudia D’Orazio*	Vice President & Chief Human Resources Officer

*	Ms. D’Orazio was hired on February 10, 2020.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain, and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

•	providing compensation levels competitive with comparator group companies in the mining industry;

•	linking executive compensation to corporate performance and the creation of shareholder value;

•	promoting prudent risk taking in accordance with the Company’s risk appetite;

•	rewarding the achievement of corporate and individual performance objectives; and

•	promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Benchmarking Compensation

Compensation Comparator Group

In July 2020, the annual review of the group of companies used by the Company as a reference for determining competitive total compensation packages was conducted by the Company’s external advisors. The criteria for the comparator group are North American-based, publicly traded, gold and diversified metal and mining companies with whom Centerra competes for executive and other professional talent. Key considerations include size, operating complexity and international scope, and organizational structure. Following that review, the Company revised the comparator group to add Pan American Silver Corp. and Pretium Resources Inc., and to remove Detour Gold Corporation and Hudbay Minerals Inc. With those changes, the Company’s current comparator group comprises the following fourteen companies:

Agnico-Eagle Mines Limited	IAMGOLD Corporation	Pan American Silver Corp
Alamos Gold Inc.	Kinross Gold Corporation	Pretium Resources Inc.
B2Gold Corp.	Kirkland Lake Gold Ltd.	SSR Mining Inc.
Coeur Mining, Inc.	Lundin Mining Corporation	Yamana Gold Inc.
Eldorado Gold Corporation	New Gold Inc.

Components of Executive Compensation

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets.

Centerra’s executive compensation program is comprised of four components:

•	base salary;

•	annual cash incentive plan compensation;

•	mid-term and long-term incentive plan compensation made up of share-based awards and Options; and

•	employee benefits and executive perquisites, including a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust.

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive officer, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and the Board believe it is important that most of the compensation paid to executives of the Company be in the form of “at-risk” pay (annual cash incentive bonus, PSUs, Options, and RSUs where appropriate) to more closely align those executives’ actions and decisions with the interests of the Company’s shareholders. In 2020, 79% of the CEO’s and 70% (on average) of the other NEOs’ total target compensation was received in “at risk” compensation.

Base Salary

Base salary is the principal fixed component of pay and is intended to compensate executive officers for fulfilling their duties, to reflect such executive officer’s responsibilities, tenure and prior experience and assist in the attraction and retention of key executives. Base salaries are the principal basis for establishing the targets for the annual, mid-term and long-term incentive plan awards discussed below.

Executive	2020 Base Salary ($)	2019 Base Salary ($)	Percentage Change
Scott Perry	815,000	780,000	4.5%
Darren Millman	502,250	490,000	2.5%
Daniel Desjardins(1)	480,000	396,726	21.0%
Dennis Kwong	455,000	435,000	4.6%
Claudia D’Orazio(2)	325,000	n/a	n/a

(1)	Mr. Desjardins’ salary increase reflects his promotion to Vice President & Chief Operating Officer on January 1, 2020.
(2)	Ms. D’Orazio’s employment with the Company commenced on February 10, 2020. Her annual base salary was set at $325,000 for 2020 and was pro-rated based on her start date.

Salary increases for the CEO are recommended annually by the Board Chair and the Chair of the HRC Committee, who conduct a formal assessment of the CEO’s performance in the year. The results of the formal assessment are then reviewed with the HRC Committee, and recommendations made to the Board who make the final determination for any salary increase for the CEO.

Salary increases for the other NEOs, all of whom report directly to the CEO, are recommended by the CEO to the HRC Committee who makes the final determination of any salary increase.

Short-Term Incentives — Annual Cash Bonus Incentives (Non-Equity)

Centerra’s annual cash bonus incentive plan is a short-term incentive plan designed to provide annual cash bonuses based upon the achievement of corporate and individual targets/objectives in the year. Awards are based on the Company’s results achieved during the year and the achievement of predetermined individual targets/objectives. The compensation decisions for NEOs are made using a comprehensive decision-making process that involves the CEO, the HRC Committee and other Board committees (as appropriate) and the Chair of the Board.

NEOs and other eligible employees may elect to take all or a portion of their annual cash bonus incentive in the form of employee restricted share units (“Employee RSUs”) which acts as a mid-term incentive plan. For further information relating to Employee RSUs, see “Employee Restricted Share Units (in lieu of Annual Cash Bonus)” starting on page 31.

The 2020 target cash bonus incentive percentages for the NEOs are set out below:

Executive	2020 Base Salary ($)	Target (% of Base Salary)	Target Amount ($)
Scott Perry	815,000	125	1,018,750
Darren Millman	502,250	75	376,688
Daniel Desjardins	480,000	75	360,000
Dennis Kwong	455,000	60	273,000
Claudia D’Orazio(1)	325,000	60	173,689

(1)	Ms. D’Orazio’s 2020 actual cash bonus was pro-rated based on her start date of February 10, 2020.

The annual cash bonus incentives target percentages are subject to multipliers based on corporate and individual performance during the year and, as such, actual awards may be above or below such targets. Both the corporate and individual performance components of the annual cash bonus incentive measures may range from 0% (if the threshold performance level is not achieved) to 150% (if the stretch performance level is exceeded). However, the maximum aggregate multiplier that can be applied to the annual cash bonus incentive target is capped at two times target, resulting in maximum annual cash bonus incentives of two times a NEO’s target bonus. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

Base Salary	X	Target Cash Bonus	X	Corporate Performance Multiplier	X	Individual Performance Multiplier	=	Actual Cash Bonus
		(% of Base Salary, varies by NEO)		(0.0-1.5)		(0.0-1.5)		(0.0-2.0)

Corporate Performance

At the beginning of each year, the Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy and its overall risk appetite. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2020 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

•	health, safety and sustainability performance (20%);

•	operating and financial performance (50%); and

•	growth and value creation (30%).

If Centerra meets each of the targeted performance measurements, the corporate performance multiplier is 1.0. If the stretch performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 1.5. If the minimum performance is not achieved for a particular corporate performance measurement, no amount is payable for that measurement. Achieving each of these corporate performance measures is challenging because targets are set aggressively. A summary of the 2020 results as well as a discussion of 2020 corporate performance is set out below.

In 2020, the Company realized several significant safety milestones including those that were recognized for achieving numerous health and safety exposure hours without incurring any lost time injuries. However, Centerra experienced a total reportable injury frequency rate that was below the minimum targeted performance levels, and in February 2020, incurred a fatality at the Kumtor mine resulting in a safety performance score of zero for the Company.

Centerra performed well against 2020 targets for environmental incidents and for environmental social governance initiatives meeting its company-wide objectives. The Company’s operational performance was as follows: (i) full year 2020 gold production of 824,059 ounces, which fell short of our targeted objective of 911,874 ounces (Kumtor produced 556,136 ounces of gold, Mount Milligan produced 161,855 ounces of gold and Öksüt produced 106,068 ounces of gold); (ii) full year 2020 copper production of 82.8 million pounds, slightly below the targeted objective of 90.6 million pounds; (iii) adjusted all-in sustaining costs on a by-product basis per ounce sold (excluding revenue based taxes), a non-GAAP measure, of US$757 which was substantially on target; and (iv) operating cash flow of US$539 million during the year, which was below the targeted company-wide objective of US$666 million.

The Company exceeded its mineral resource growth target by increasing mineral reserves at Kumtor, while also completing an updated National Instrument 43-101 technical report that was filed on February 24, 2021 (with an effective date of July 1, 2020). Finally, Centerra realized value for shareholders by signing an agreement on December 15, 2020 for the sale of its interest in the Greenstone Gold Mines Partnership which was completed in January 2021.

2020 Corporate Objectives – Results

Metrics Weight 80% 100% 150% 2020 Final Result 2020 Final % 1 Health, Safety & Sustainability (20%) Total Reportable Injury -frequency Rate (TRIFR) 15.00%. 0.43 0.36 0.18 0.66 0.0% Environment Incidents By Risk Ranking: Level III 500% 1 1 0 1 Level IV 1 0 0 0 5.0X Level V 0 0 0 0 Four (4) new Centerra Develop two (2) new Centerra Develop two (2) new Centerra Corporate L. . Develop two (2) new Centerra. _ . Corporate environmental, Corporate environmental environmental standards were (e.g. Resilience. . Water Management, etc., Management, etc). etc). Human Environmental Social Governance (ESG) - Rating 5.00% . .... 5.00% Rights and GBM 5.0X Improvement Initiatives Security) Implement one (1) new Centerra Implement two o (2) new Centerra to COVID-19 Corporate Standard at each Corporate Standards at each restrictions, operational site operational site implementation of the tour standards has been deterred to 2021 Operating & Financial Performance (50z) Gold Production 25.00Z 729,499 911,874 957,468 824,059 22.6X Copper Production (000’s pounds) 5.00Z 72,498 90,622 95,153 82,816 4.57X *910 »7SS *722 fill 15 22k Product @ Cu $2.60/lb. V.00y. Growth & Value Creation (30Z) Kotor-Revised 43-101 Technical Report 5.00Z Published Q3-2020 Sustainability Committee Review Q3-2020 7.5x Greenstone - Partnership Resolution 5.00Z Q4-2020 Q3-2020 Q2-2020 Q3-2020 OOZ II 87.98X” 911,874 5.00% 25.00% 729,499 957,468 824,259 22.6% 0.0% 15. 00%

2020 Individual Performances

Annually, all executives, including the CEO, establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite.

The CEO’s individual performance for the purpose of the annual incentive plan cash bonus is based upon performance against a predetermined set of objectives. This performance rating is based upon input from the Chair of the Board, the Chair of the HRC Committee, members of the HRC Committee and Chairs of other committees, as appropriate. This rating and the resultant incentive compensation amount are recommended by the HRC Committee to the Board for approval.

The CEO annually provides the Chair of the HRC Committee with individual performance assessments for each of the executives who directly report to him, including the other NEOs. The HRC Committee reviews the recommendations and approves the individual performance scores, with such changes as it considers necessary, for such direct reports of the CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executive officer’s:

•	contributions to Centerra’s overall performance;

•	individual performance relative to pre-established goals;

•	long-term performance and potential for future advancement or ability to assume roles of greater responsibility; and

•	position against competitive market norms for similar roles.

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Mr. Perry’s individual performance in 2020 was evaluated based on, among other things, effectively managing production and all-in sustaining costs across the operations during the COVID-19 pandemic, continued talent development in his senior leadership team, maximization of the asset values at Kumtor and achieving commercial production at Öksüt, and from a strategic perspective, completing the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Mr. Perry continued to develop strong relationships with investor groups through meetings and presentations. Mr. Perry was also responsible for the establishment of a Company-wide Diversity, Equity and Inclusion program and acts as the executive sponsor.

Mr. Millman’s individual performance in 2020 was evaluated based on, among other things, negotiating a new corporate revolving credit facility, the continued enhancement of the Company’s financial planning, analysis and budgeting functions, supporting the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership, supporting the Öksüt Commercial Production Readiness Program, enhancing the reach of the Company’s investor relations activities and developing succession planning and talent development plans for the Finance group.

Mr. Desjardins’ individual performance in 2020 was evaluated based on, among other things, ensuring operations continue uninterrupted throughout the COVID-19 pandemic and leading the Company’s response to the COVID-19 pandemic, implementing critical control management, leading the NI 43-101 technical report for the Kumtor Mine, achieving Öksüt’s first gold pour and subsequent declaration of commercial production, and various throughput and recovery improvements at Mount Milligan.

Mr. Kwong’s individual performance in 2020 was evaluated based on, among other things, developing a comprehensive business development evaluation strategy, reviewing and advising on acquisition/divestment opportunities, and developing a pipeline of new greenfield exploration projects as well as advancing brownfield exploration programs to incrementally increase the Company’s mineral reserves and resources.

Ms. D’Orazio’s individual performance in 2020 was evaluated based on, among other things, establishing a global talent management strategy and related program, establishing a multi-year roadmap for employee engagement initiatives, developing a multi-faceted, Diversity, Equity and Inclusion vision, strategy and program, and co-leading the Company’s global-focused response to the COVID-19 pandemic.

Overall Results of Annual Cash Bonus Incentive Awards

A summary of the 2020 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target Amount ($)	Corporate Performance Multiplier (%)	Actual Individual Performance Multiplier (%)	Actual Incentive Amount ($)(1)	Actual Incentive (% of Base Salary)
Scott Perry	125	1,018,750	87.98	119	1,066,593	131
Darren Millman	75	376,688	87.98	115	381,121	76
Daniel Desjardins	75	360,000	87.98	124	392,743	82
Dennis Kwong	60	273,000	87.98	113	271,410	60
Claudia D’Orazio(2)	60	173,689	87.98	122	186,430	57

(1)	As further described below, a portion of the Annual Incentive Award can be taken by NEOs as Employee RSUs.
(2)	As previously stated, Ms. D’Orazio’s actual incentive amount was pro-rated based on her start date of February 10, 2020.

Mid-term and Long-term Incentives

Centerra’s mid-term and long-term incentive programs typically consist of annual grants of PSUs awarded under its Performance Share Unit Plan (“PSU Plan”) and Options awarded under its Share Option and Share Appreciation Rights Plan (“Option Plan”). The PSU Plan and the Option Plan are administered by the HRC Committee. PSUs are awarded by the HRC Committee, and Options are awarded by the Board upon the recommendation of the HRC Committee. Prior grants are not considered when considering new grants of PSUs and Options. The HRC Committee and the Board target the grant of mid-term and long-term incentives as a percentage of the participant’s base salary, with the percentage reflecting the level of responsibility of the participant and other factors. The form of the incentive award (whether PSUs, Options or other) for each executive is at the discretion of the Board, although the Company’s practice has been to divide the award value equally between PSUs and Options.

Performance Share Units

Centerra’s PSU Plan is a mid-term incentive plan that permits Centerra to grant PSUs to its employees and executive officers. The purpose of the PSU Plan is to align the interests of plan participants with Centerra’s performance in increasing shareholder value over the medium term, especially in comparison with other gold companies included in the S&P/TSX Global Gold CAD$ Index as measured through its Total Return Index Value (the “TRIV”). The PSU Plan provides a staggered vesting schedule over three years whereby 50% of the PSUs vest on December 31 of the year following the grant year (end of year 2), and the remaining 50% of the PSUs vest on December 31 of the subsequent year (end of year 3). At the time of vesting, the number of PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Centerra Performance Relative to TRIV	PSU Vesting Adjustment
Greater than 1.5	200%
Between 1.0 and 1.5	Linear calculation
1.0	100%
Between 1.0 and 0.75	Linear calculation
Below 0.75	0%

PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the PSU Plan) immediately prior to vesting of the PSUs or, at Centerra’s election, a Share purchased on the open market. PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on Centerra’s Shares, additional PSUs are credited to participants’ accounts. The number of additional PSUs credited to participants’ accounts is determined by dividing the dollar amount of the dividends payable in respect of the PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

Effective January 1, 2019, the calculation of fair market value was revised from the previous 61-trading day VWAP, to a 5-trading day VWAP. This new definition for “fair market value” (the five-day VWAP) applies to all PSU grants issued from 2019 forward, including any in respect of additional PSUs credited as a result of dividends for PSUs granted in 2019 and onwards. The 61-trading day VWAP will still continue to apply to the vesting, dividend credits, and redemption of those PSUs granted in 2018 and earlier years.

Target percentages of PSUs issued to NEOs in 2020 are set out in the table below.

Executive	2020 PSU Target(1) (% of Base Salary)
Scott Perry	125
Darren Millman	90
Daniel Desjardins	90
Dennis Kwong	80
Claudia D’Orazio (2)	80

(1)	The number of PSUs awarded is determined by dividing the target value of the grant by the five-day VWAP as of the grant date.
(2)	Ms. D’Orazio’s employment with the Company commenced on February 10, 2020. Her PSUs were pro-rated based on her start date.

Share Options

The purpose of Centerra’s Option Plan is to link employee performance with successful, sustained long-term company performance that increases shareholder value. The Option Plan is also designed to assist in the retention of key employees. The HRC Committee designates the recipients of Options and the terms and conditions of each grant and grants are approved by the Board. Options are granted at prices no lower than the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days prior to the date of the grant. The number of Options awarded is based upon a target percentage of a participant’s base salary and the Black-Scholes value of an Option. The target percentage varies depending upon the participants’ level of responsibility. The amount and terms of outstanding PSUs, Options and share appreciation rights, if any, are not taken into account when determining whether and how many new Option grants will be made.

Options granted under the Option Plan are non-transferable, other than by will or the laws of descent and distribution. Options must be exercised no later than eight years after the date of the grant. Options vest as to one-third on each of the first, second and third anniversaries of the grant. The Option Plan provides for the term of Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period. All Options that expire or are forfeited unexercised are available for future issuances under the Option Plan.

A maximum of 18,000,000 Shares have been made available for issuance upon exercise of Options granted under the Option Plan, representing 6.11% of Centerra’s weighted average number of Shares outstanding for 2020. Under no circumstances may the Option Plan, together with all of Centerra’s other Share compensation arrangements, result in: (i) the number of securities issuable to insiders, at any time, exceeding 10% of the outstanding issue of Shares; (ii) the number of securities issued to insiders within any one-year period exceeding 5% of the outstanding issue of Shares; or (iii) the number of securities issued or issuable to any one person exceeding 5% of the outstanding issue of Shares.

The HRC Committee may amend, suspend or terminate the Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Options or rights granted to a participant without the participant’s consent. In addition, the following amendments to the Option Plan, or to Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of an Option or that would result in the exercise price for any Option being lower than the fair market value of a Share at the time the Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Option Plan dies, Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Options not vested will expire. Options may not be transferred or assigned other than by will or the laws of descent and distribution. If a participant retires or becomes disabled, unvested Options will continue to vest and vested Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Options which are not exercised expire. If a participant ceases to be eligible under the Option Plan for any other reason, except due to a change in control of Centerra, each Option held by the participant which is unvested will be cancelled immediately and each Option that is vested as at the date the participant ceases to be eligible under the Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Options held by the participant will expire. In the event of a change of control, all Options will vest immediately, and the participant may exercise his or her Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Options will expire.

Target percentages for Options issued to NEOs in 2020 are set out in the table below.

Executive	2020 Option Target(1) (% of Base Salary)
Scott Perry	125
Darren Millman	90
Daniel Desjardins	90
Dennis Kwong	80
Claudia D’Orazio	80

(1)

The corresponding number of Options is determined by dividing the target value of the option grant by the product of the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes option value which an independent compensation consulting firm prepares for Centerra prior to each grant.

Amended and Restated Restricted Share Unit Plan—Employee RSUs

Employee Restricted Share Units (in lieu of Annual Cash Bonus)

Under the Amended and Restated Restricted Share Unit Plan (“RSU Plan”), eligible employees, including all members of senior management may decide to take all or a portion of their annual cash bonus incentive in the form of employee restricted share units (“Employee RSUs”). This election must be made by the end of the first quarter of the calendar year in respect of which such cash bonus incentive payment relates. Employee RSUs have different attributes from Director RSUs and any grant by the Board of discretionary RSUs (“Discretionary RSUs”), but all are granted pursuant to the terms of the RSU Plan.

The number of Employee RSUs to be granted to each individual shall be determined by dividing (a) the value of the cash bonus incentive being taken as RSUs by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of an Employee RSU. If a dividend is paid on the Shares, each participant will be allocated additional Employee RSUs equal in value to any dividend paid on the Shares multiplied by the number of Employee RSUs held by the participant, divided by the market value of the Shares on the date that the dividend is paid.

Beginning in respect of the 2017 plan year, and in accordance with the Company’s RSU Plan, for every two Employee RSUs granted to an eligible employee in lieu of a bonus-incentive, the Company will grant an additional Employee RSU to such eligible employee.

All Employee RSUs granted to eligible employees are subject to a two-year vesting period; 50% of the Employee RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Given the two-year vesting period, these Employee RSUs serve as a retention incentive for such executives and is an additional method of aligning executive compensation with the interests of shareholders.

Upon redemption of an Employee RSU, Centerra shall issue from treasury one Share for each whole vested RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Employee RSUs held by such participant shall vest immediately and can be redeemed by the eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Employee RSUs held by such participant shall automatically be terminated and vested Employee RSUs held by such participant may be redeemed within one year from such resignation or termination.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 44.

The following sets out the percentage of each NEO’s 2020 annual incentive payment (awarded in 2021) taken in the form of Employee RSUs:

Executive	% of Annual Incentive taken in Employee RSUs
Scott Perry	100
Darren Millman	50
Daniel Desjardins	100
Dennis Kwong	50
Claudia D’Orazio	100

Discretionary Restricted Share Units

The RSU Plan also permits discretionary grants of RSUs (Discretionary RSUs) to directors, executive officers and eligible employees on such terms and conditions as the Board may determine, provided that: (i) the aggregate annual value of any Discretionary RSUs granted to any non-employee director of the Company or any of its subsidiaries shall not exceed $150,000, and (ii) the number of Shares that may be issued pursuant to Discretionary RSUs granted to non-employee directors of the Company or any of its subsidiaries may not exceed 1% of the outstanding Shares.

The number of Discretionary RSUs to be granted to each individual shall be determined by dividing (a) the amount of the remuneration to be credited in RSUs on the award date by (b) the fair market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of a Discretionary RSU. If a dividend is paid on the Shares, each participant will be allocated additional Discretionary RSUs equal in value to any dividend paid on the Shares multiplied by the number of Discretionary RSUs held by the participant, divided by the market value of the Shares. Other terms and conditions of the Discretionary RSUs, including a vesting schedule and redemption conditions, are to be determined by the Board.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 44.

Employee Share Purchase Plan

In 2017, Centerra established an Employee Share Purchase Plan (“ESPP”) in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to motivate eligible employees to acquire Shares in a convenient manner, to encourage employee Share ownership and to align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security based compensation arrangements, result in (a) the number of Shares issuable pursuant to the ESPP and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary. No payroll deductions, contributions or any rights to receive Shares under the ESPP may be assigned or transferred other than by will or the laws of descent and distribution.

The ESPP is administered by the HRC Committee, subject to the HRC Committee reporting to the Board of Directors on all matters requiring approval of the Board of Directors. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Shares which have been authorized for issuance under the ESPP. The HRC Committee may make amendments to the ESPP without shareholder approval, except for amendments: (i) increasing the number of Shares reserved for issuance under the ESPP; (ii) removing or exceeding the insider participation limits; (iii) extending eligibility to participate in the ESPP to non-employees; (iv) reducing the purchase price payable for Shares under the ESPP; (v) increasing the employer contributions permitted under the ESPP; (vi) changing the amendment provisions of the ESPP; or (vii) other amendments that require shareholder approval under applicable law or stock exchange rules.

As of the date of this Circular, each of the NEOs are participating in the ESPP and are each making contributions of 10% of their respective base salaries.

Other Benefits and Perquisites

Centerra provides competitive employee benefits and executive perquisites to aid in the attraction and retention of key executives. Centerra’s group benefits package includes life, health, dental, disability and accidental death and dismemberment coverage. Centerra’s NEOs are eligible for the same group benefits package as non-executive employees, except that NEOs participate in a Supplemental Executive Retirement Program (“SERP”) instead of the employee group retirement savings plan. The Company’s annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary plus annual incentive, capped at the target incentive amount. Executives also receive a quarterly perquisite allowance ($10,000 for the CEO and $8,750 for all other NEOs) as well as an annual medical exam, paid for by Centerra.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra in order to align their interests with those of Centerra’s shareholders, focus executives on improving total shareholder returns over time and mitigate compensation related risks. As a result, the Board has adopted a Share ownership policy setting forth Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the executive Share ownership policy. A minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs held pursuant to Centerra’s PSU Plan, Employee RSUs or Discretionary RSUs held pursuant to Centerra’s RSU Plan, and any other equity plan as determined by the HRC Committee (currently no additionally identified plans). Options are not included in the calculation of an executive’s Share ownership.

When calculating the value of executive Share ownership, Shares are valued at the higher of cost at acquisition (the “Acquisition Value” for Shares) and current fair market value (the “Market Value” of Shares), PSUs and Discretionary RSUs (in the case of Ms. D’Orazio) are valued based on the intended value at the time of grant, and Employee RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan.

The table below sets out a summary of each NEO’s most recent Share ownership requirements and their most recent shareholdings as of March 15, 2021. All NEOs are in compliance with their Share ownership requirements.

Executive	Salary(1) ($)	Target(1) ($)	Common Shares Held(2) #	Value of Common Shares Using Acquisition Value ($)(2)	Value of Common Shares Using Market Value ($)(2)	PSUs Held #	RSUs Held #	Value of Holdings using the Acquisition Value of Shares(3) $	Value of Holdings using the Market Value of Shares(4) $	Current Holdings as a multiple of base salary(5)
Scott Perry	875,000	2,625,000	71,000	564,026	887,500	261,070	193,725	5,607,424	5,930,898	6.8
Darren Millman	514,800	772,200	16,470	156,803	205,875	115,122	139,796	2,573,459	2,622,532	5.1
Daniel Desjardins	496,800	745,200	113,936	1,612,135	1,424,200	88,904	81,167	3,424,554	3,236,619	6.9
Dennis Kwong	470,000	705,000	44,036	332,195	550,450	92,262	77,888	1,994,882	2,213,137	4.7
Claudia D’Orazio	375,000	562,500	1,333	20,302	16,663	43,018	48,986	1,168,436	1,164,797	3.1

(1)	Salary reflects 2021 base salaries. The target level in this table is based on each NEO’s 2021 salary.
(2)

Pursuant to the requirements for executive Share ownership, a minimum of one-third of the Share ownership level must be met through the ownership of Shares. The relevant dollar figure that must be met through the ownership of Shares based on 2021 base salary is as follows: Mr. Perry $875,000; Mr. Millman $257,400; Mr. Desjardins $248,400; Mr. Kwong $235,000; and Ms. D’Orazio $187,500. In accordance with the Share ownership policy, the foregoing amounts must be achieved by January 1, 2026.

(3)

This value is determined as follows: (i) Shares are valued at cost at acquisition (the Acquisition Value); (ii) PSUs and Discretionary RSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date); and (iii) Employee RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase Employee RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan (valued at the five-day VWAP as of the grant date).

(4)

This value is determined as follows: (i) Shares are valued at the market value, being the five-day VWAP of Shares as of March 15, 2021 being $12.50; (ii) PSUs and Discretionary RSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date); and (iii) Employee RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase Employee RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan (valued at the five-day VWAP as of the grant date).

(5)	Calculated at the higher of total acquisition value or market value of holdings divided by current base salary.

Succession Planning for Senior Management

The Board believes that talent management and succession planning are critical to Centerra’s continued success. The Board has a formal process for succession planning for its executive officers, including the CEO. In July of each year, the HRC Committee undertakes a succession planning review, including a report from the President and CEO on succession planning for his direct reports and other executives.

The succession plans are based on Centerra’s talent identification and assessment processes that identify candidates who have skills, experience and leadership competencies needed for progression to senior management roles. This talent management process is being rolled out throughout the organization, currently at the executive level, to review the capability and potential of our current and emerging leaders and to assist with development and succession planning for high potential employees. This program will provide the Board with better line of sight of the Company’s pipeline of talent at all leadership levels of the business including key regional leadership positions.

CEO succession is also discussed during the in-camera session at this meeting of the HRC Committee and at the Board. At these meetings, the HRC Committee and Board discuss internal candidates with long-term potential to serve as Centerra’s President and CEO, and they identify if any candidates could step into the role immediately, on a permanent or interim basis, in the event the President and CEO departs unexpectedly, or an emergency situation occurs which requires an immediate replacement. The entire Board is responsible for working with the HRC Committee to evaluate potential successors to the position of President and CEO in accordance with the succession plan.

Performance Graph

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2015 to December 31, 2020. Centerra’s executive compensation mix provides approximately half of total compensation through mid-term and long-term incentives that are directly tied to the Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Share value. As a result, when our Shares out-perform Centerra’s comparators (measured via the S&P/TSX Global Gold Index — TRIV), the PSU Plan is expected to pay above target and most Options are expected to be “in-the-money”. Conversely, when the Shares under-perform Centerra’s comparators, the PSU Plan is not expected to pay out and most Options are not expected to be “in-the-money”. The closing price of the Shares on the TSX on December 31, 2020 was $14.74.

CEO Compensation Lookback Analysis

The table below compares the value of total direct compensation awarded to Mr. Perry for each of the past five full years that he has been the Company’s President and CEO to its realizable value as at December 31, 2020.

The difference between the reported value of compensation awarded and realizable value is primarily attributed to changes in share price. Overall, the average value received by the President and CEO is up 96% from the reported compensation value as disclosed in prior circulars. In comparison, the average increase in the value of an investment in Centerra at the beginning of each year is 120%.

		Realizable Compensation as at December 31, 2020
	Total Direct Compensation (TDC) Awarded(1)	Performance Period	Dollar Value(2)	Difference from reported TDC (%)	Total Shareholder Return (%)
2020	$3,918,971	1 year (Jan 1, 2020 to Dec 31, 2020)	$3,506,432	-11%	45%
2019	$3,816,640	2 years (Jan 1, 2019 to Dec 31, 2020)	$8,886,562	133%	155%
2018	$3,726,142	3 years (Jan 1, 2018 to Dec 31, 2020)	$11,696,727	214%	132%
2017	$3,114,218	4 years (Jan 1, 2017 to Dec 31, 2020)	$6,376,941	105%	138%
2016	$3,059,940	5 years (Jan 1, 2016 to Dec 31, 2020)	$4,189,148	37%	131%
Average	$3,527,182		$6,931,162	96%	120%

(1)	Includes base salary, annual short-term incentive, grant date fair value of option-based awards, grant date fair value of share-based awards (including Company match disclosed in prior circulars).
(2)

Includes base salary received during the year, short-term incentive paid (including receipt of payments in RSUs and the 50% company match in RSUs, where applicable), the value at vesting of share units (RSUs and PSUs), the value of Options at exercise, the fair value of share units outstanding (RSUs and PSUs), and value of outstanding Options that are “in-the-money” (realizable).

Compensation Paid to Named Executive Officers in 2020

Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s “Named Executive Officers” (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(b) Share- based awards(2) ($)	(c) Option- based awards(3) ($)	(d) Non-equity incentive plan compensation(4) ($)	(e) Pension value(5) ($)	(f) All other compensation(6) ($)	(g) Total compensation ($)
Scott Perry	2020	815,000	1,018,750	1,018,750	1,066,593	220,050	705,436	4,844,579
President & Chief	2019	780,000	975,000	975,000	1,086,640	210,600	585,995	4,613,235
Executive Officer	2018	750,000	937,500	937,500	1,101,142	202,500	593,433	4,522,075
Darren Millman	2020	502,250	452,025	452,025	381, 121	105,473	180,135	2,073,029
Vice President &	2019	490,000	441,000	441,000	416,173	102,900	142,263	2,033,336
Chief Financial Officer	2018	450,000	405,000	405,000	443,317	94,500	148,969	1,946,786
Daniel Desjardins(7)	2020	480,000	432,000	432,000	392,743	100,800	301,072	2,138,615
Vice President & Chief	2019	392,497	176,624	176,624	215,818	n/a	0	961,562
Operating Officer	2018	376,623	169,480	169,480	307,324	n/a	153,662	1,176,570
Dennis Kwong	2020	455,000	364,000	364,000	271,410	87,165	137,706	1,679,281
Vice President, Business	2019	435,000	348,000	348,000	300,251	83,520	113,283	1,628,054
Development & Exploration	2018	410,000	328,000	328,000	294,464	78,720	112,749	1,551,933
Claudia D’Orazio	2020	289,481	561,585	231,585	186,430	55,580	455,355	1,780,016
Vice President & Chief	2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Human Resources Officer	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Amounts indicated represent actual base salary received in the applicable year. Ms. D’Orazio’s salary is pro-rated to reflect her starting date of February 10, 2020. Her annualized salary is $325,000.
(2)

Share-based units awarded are (i) PSUs which are valued based on the grant date fair market value of a Share — defined as the Volume Weighted Average Price (“VWAP”) for a particular period of time. For Share-based units granted in 2018, a 61-day VWAP was used. Starting with the 2019 grants, a five-day VWAP was used for new grants of PSUs given amendments made by the Company to the underlying PSU Plan. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by share price movement and dividends in a similar manner as shareholders are affected by such events; and (ii) in the case of Ms. D’Orazio, also includes a one-time grant of Discretionary RSUs granted to her upon her appointment to Centerra. These Discretionary RSUs were granted with an intended value of $330,000 and vest over three years (33.3% each year). The values provided in this table for PSUs, Employee RSUs and Discretionary RSUs is the same as the accounting fair value treatment.

(3)

Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model which Centerra has chosen because it is one of the most common valuation methodologies for options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based awards for 2020, 2019 and 2018 respectively, were as follows: Scott Perry $637,313, $565,640 and $831,761; Darren Millman $282,777, $255,842 and $359,320; Daniel Desjardins $270,250, $105,138 and $119,399; Dennis Kwong $227,710, $201,890 and $291,008; and Claudia D’Orazio $144,876 (for 2020).

(4)

Amounts indicated represent annual incentive bonus earned in the year but paid in the following year. The amounts indicated include any portion of annual incentive bonuses that were taken by individual NEOs in the form of Employee RSUs (which are subject to a two-year vesting period). This amount does not include the dollar value of Employee RSUs matched by the Company which is included in column (f) as more fully described in note (6) below. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSU Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.

(5)

Supplemental Executive Retirement Plan (SERP) contributions are earned in one year and contributed in the following year. Amounts in the table reflect the annual SERP contributions earned by each NEO in the relevant year.

(6)

Amounts represent: (i) the aggregate amount of perquisites received in the year; (ii) the dollar value of any additional PSUs & RSUs granted in the year as a result of a dividend distribution (which are not included in column (b)); (iii) in the case of Ms. D’Orazio, a signing bonus in the amount of $327,500, paid upon her appointment to Centerra. The signing bonus is subject to a 100% claw back if Ms. D’Orazio resigns or is terminated for cause prior to February 10, 2022; and (iv) the dollar value of Employee RSUs matched by the Company to NEOs who elected to receive all or a portion of their annual incentive payment in Employee RSUs (see further details below). These RSUs are in respect of the annual incentive bonus earned in the year but paid in the following year (similar to amounts reflected in column (d)). This figure does not include group benefits which are generally available to all employees of the Company. The dollar amounts for the Employee RSUs contributed (matched) by the Company to the NEOs under the RSU Plan are as follows: Scott Perry: $533,296 (2020), $543,320 (2019), and $550,571 (2018); Darren Millman: $95,280 (2020), $104,043 (2019), and $110,829 (2018); Daniel Desjardins: $196,371 (2020), $0 (2019) and $158,229 (2018); Dennis Kwong: $67,852 (2020), $75,063 (2019), and $73,616 (2018); and Claudia D’Orazio: $93,215 (2020). All Employee RSUs are subject to a two-year vesting period – 50% vest on the first anniversary date of grant, and the remaining 50% vest on the second anniversary date. .

(7)

As Mr. Desjardins was paid in US dollars prior to his promotion to Vice President & Chief Operating Officer on January 1, 2020, all dollar amounts indicated for Mr. Desjardins prior to 2020 have been converted from USD to CAD using the average FX rate from the Bank of Canada for the applicable year, in this case 1.3269 for amounts received in 2019 and 1.2987 for amounts received in 2018.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2020.

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the- money options(3) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(4) ($)	Market or payout value of vested share- based awards not paid out or distributed(5) ($)
Scott Perry	105,822	6.77	March 6, 2026	843,401	438,160	8,432,451	3,383,787
	187,298	6.71	March 6, 2027	1,504,003
	155,316	12.52	May 12, 2028	344,803
Darren Millman	129,045	6.77	March 6, 2026	1,028,489	133,289	2,852,027	2,515,961
	127,074	6.71	March 6, 2027	1,020,404
	68,914	12.52	May 12, 2028	152,989
Daniel Desjardins	45,572	6.05	March 3, 2023	396,021	93,174	1,892,623	622,138
	49,824	7.32	March 7, 2024	369,694
	56,194	6.77	March 6, 2026	447,866
	52,221	6.71	March 6, 2027	419,335
	65,861	12.52	May 12, 2028	146,211
Dennis Kwong	70,426	6.78	March 11, 2021	560,591	101,225	2,196,854	1,609,269
	109,197	5.04	March 3, 2022	1,059,211
	101,468	6.05	March 3, 2023	881,757
	98,098	7.32	March 7, 2024	727,887
	111,071	6.77	March 6, 2026	885,236
	100,276	6.71	March 6, 2027	805,216
	55,494	12.52	May 12, 2028	123,197
Claudia D’Orazio	35,307	12.52	May 12, 2028	78,382	49,660	877,380	—

(1)	For each NEO, the figure for Share based awards include PSUs, Employee RSUs, and Discretionary RSUs, including any additional PSUs & RSUs granted as a result of dividend distributions.
(2)

In accordance with the terms of the Option Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period.

(3)

The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2020, which was $14.74, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of the date of this Circular).

(4)

The market value of PSUs is based upon the market price of the Shares (calculated to be the five-day VWAP for PSUs granted in 2019 and later, in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Share performance (for the applicable performance period) relative to the S&P/TSX Global Gold CAD$ TRIV Index as at December 31, 2020 (being the last trading day of 2020). The market value of Employee RSUs & Discretionary RSUs that have not vested is based on the closing price of the Shares on December 31, 2020, which was $14.74.

(5)

These amounts relate to (A) PSUs which vested on December 31, 2020, and (in accordance with the applicable plan text) are calculated using the 61-day VWAP (2018 Grant) or five-day VWAP (2019 Grant), in Canadian dollars, of the Shares on the TSX, being $13.30 and $15.05 respectively and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2020; and (B) all Employee RSUs which have vested on or prior to December 31, 2020, which have not been redeemed by participants and which have been valued using the closing value of the Shares on December 31, 2020 ($14.74) As noted elsewhere in this circular, Employee RSUs can only be redeemed by eligible employees for Centerra Shares. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra. As of December 31, 2020, none of the vested Employee RSUs held by Messrs. Millman or Kwong have been redeemed. Messrs. Perry and Desjardins redeemed all vested Employee RSUs in 2020. Mr. Perry redeemed all vested units from his 2017, 2018 and 2019 Grants. Mr. Desjardins redeemed all vested units from his 2018 and 2019 Grants. Value Vested or Earned During the Year.

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2020.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)
Scott Perry	490,331	4,891,099	1,066,593
Darren Millman	216,559	1,816,166	381,121
Daniel Desjardins	88,860	1,083,995	392,743
Dennis Kwong	173,197	1,358,197	271,410
Claudia D’Orazio	—	—	186,430

(1)

Represents the aggregate dollar value that would have been realized in 2020 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.

(2)

These amounts relate to (A) PSUs which vested on December 31, 2020 and (in accordance with the applicable plan text) are calculated using the 61-day VWAP (2018 Grant) or five-day VWAP (2019 Grant), in Canadian dollars, of the Shares on the TSX, being $13.30 and $15.05 respectively and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2020; and (B) Employee RSUs (including units received as a result of a dividend payment) which vested during 2020, which have been valued using the market value of the Shares on the applicable vesting dates—March 15, 2020—$7.04; April 22, 2020—$10.93; June 4, 2020—$12.45; August 28, 2020—$17.00; December 4, 2020—$13.79. As March 15, 2020 was not a trading day, market value is as of Friday March 13, 2020, being the most recent trading day prior to the vesting date. See footnote (3) for further breakdown of the Employee RSUs. As noted elsewhere in this circular, Employee RSUs can only be redeemed by eligible employees for Shares.

(3)

Mr. Perry had 212,254 RSUs vest during 2020, but subsequently redeemed all vested RSUs in 2020; Mr. Millman had 41,958 RSUs vest in 2020; Mr. Desjardins had 65,170 RSUs vest in 2020, but subsequently redeemed all vested RSUs in 2020; Mr. Kwong had 21,802 RSUs vest in 2020. Ms. D’Orazio did not have any Employee RSUs vest during 2020. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra.

Value of Options Exercised During the Year

Executive(1)	Grant Year	# of Options Exercised	Gain on options exercised(2) ($)
Scott Perry	2015 2016 2018 2019	42,400 259,062 211,644 93,648	452,118 2,820,985 2,290,079 994,826
Darren Millman	2016 2018	47,363 8,100	496,828 93,362

(1)	None of Mr. Desjardins, Mr. Kwong or Ms. D’Orazio exercised any Options in 2020.
(2)

Represents the gross dollar value (rounded down to nearest whole dollar) that was realized on the Option exercises per grant on the exercise date by calculating the difference between the share price on date of exercise and the exercise price on the date of the grant (exercise price calculated by using the five-day VWAP, in Canadian dollars, of the shares on the TSX, immediately preceding the grant date).

Supplementary Executive Retirement Plan

The following table sets out the accumulated value of each NEOs SERP at the beginning of 2020, the contributions made with respect to 2020 earnings (but paid in 2021) and the accumulated value as of December 31, 2020. Annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value.

Executive	Accumulated Value at Beginning of 2020(1) ($)	Contribution Earned in Respect of 2020(2) ($)	Accumulated Value at End of 2020(1) ($)
Scott Perry	762,000	220,050	982,050
Darren Millman	335,505	105,473	440,978
Daniel Desjardins	0	100,800	100,800
Dennis Kwong	677,348	87,165	764,513
Claudia D’Orazio	0	55,580	55,580

(1)	Since these are self-administered RCA Trusts, investment income is not included in these amounts.
(2)	Contributions made in respect of 2020 were based on eligible earnings in 2020 and paid in 2021.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs pursuant to the terms of the Company’s incentive plans and their respective employment agreements with the Company. The Company’s plans and the employment agreements have a “double trigger” meaning that the benefits set out below are only triggered if both of the following events occur: (i) a change of control; and (ii) a termination without cause or a resignation for “good reason” following a change of control. A change of control itself will not trigger any of the benefits set out below.

“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. Resignation for “good reason” is defined in the NEO employment agreements to mean (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit program or the SERP, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

Type of Termination	Severance	Annual Incentive Plan (Bonus)	Options	PSUs	Employee RSUs	Benefits	SERP
Termination without Just Cause or Good Reason(1)	Lump sum equal to base salary and target annual incentive for 24 months.

Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).

			All options that would have vested during the 24 months following the termination date immediately vest as of the termination date and remain exercisable for a period of 90 days.	PSUs are pro rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	All RSUs vest immediately on the termination date.	Benefits continue for a 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for a 24-month period following termination.

Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.

Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).

All options immediately vest and remain exercisable for a period of 90 days.

If options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the options is provided.

All PSUs held as of the termination date vest immediately and are paid based on actual performance (as defined in the PSU plan) at the time of the change of control or the termination date (whichever is higher).

					All RSUs vest immediately on the termination date.	Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.

(1)	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement.
(2)

Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if an NEO was terminated without cause 18 months after grant of PSUs, the entitlement would be to (i) for the first vesting period of 24 months, 18/24 of the PSUs that would vest during such vesting period; and (ii) for the second vesting period of 36 months, 18/36 of the PSUs that would vest during such vesting period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis—Performance Share Unit Plan” on page 30.

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six months (12 months in the case of Mr. Perry) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2020. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $14.74, being the closing price of the Shares on December 31, 2020.

Termination of Employment Without Cause or Good Reason

Executive	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Scott Perry	3,667,500	0	2,577,272	0	3,683,673	112,860	440,100	10,481,405
Darren Millman	1,757,875	0	1,146,611	0	722,466	102,860	210,945	3,940,757
Daniel Desjardins	1,680,000	0	526,325	0	501,720	90,497	201,600	3,000,142
Dennis Kwong	1,456,000	0	914,026	0	501,101	101,709	174,720	3,147,556
Claudia D’Orazio	1,040,000	0	52,254	0	392,305	90,148	124,800	1,699,507

(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).
(2)

In the case of “Termination without Just Cause or Good Reason” which occurs on December 31, 2020, a NEO would not receive more than the annual incentive plan bonus for all of 2020, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only Options which would otherwise vest in the 24 months following a termination on December 31, 2020 that are in the money.
(4)

In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2020, a NEO would not receive more than the PSU payment they would have otherwise received for any PSUs which vested at the end of 2020 which is calculated based on an adjustment factor equal to the adjustment factor at December 31, 2020 (the termination date) or 1.0, whichever is lower. Accordingly, there would be no incremental benefit to a NEO.

(5)	In the case of a “Termination without Just Cause or Good Reason”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

Termination without Cause or Good Reason Following a Change of Control

Executive	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Scott Perry	3,667,500	0	2,692,205	4,748,777	3,683,673	112,860	440,100	15,345,115
Darren Millman	1,757,875	0	1,197,607	2,129,560	722,466	102,860	210,945	6,121,313
Daniel Desjardins	1,680,000	0	575,062	1,390,906	501,720	90,497	201,600	4,439,785
Dennis Kwong	1,456,000	0	955,091	1,695,753	501,101	101,709	174,720	4,884,374
Claudia D’Orazio	1,040,000	0	78,382	485,075	392,305	90,148	124,800	2,210,710

(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).
(2)

In the case of “Termination without Just Cause or Good Reason within 24 months of a Change of Control” which occurs on December 31, 2020, a NEO would not receive more than the annual incentive plan bonus for all of 2020, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only those unvested Options, which would accelerate in these circumstances that are in the money.
(4)	In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs vest based on actual performance as of December 31, 2020.
(5)

In the case of a “Termination without Just Cause or Good Reason, within 24 months of a Change of Control”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2020, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referred to in column (a)) (c)
Equity compensation plans approved by securityholders
Stock Option Plan	3,335,399	$7.97	8,338,252
Amended and Restated Restricted Share Unit Plan(1)	951,471	$0	1,754,313
Employee Share Purchase Plan(2)	28,257	$0	4,532,679
Equity compensation plans not approved by securityholders	~~—~~	~~—~~	—
Total	4,315,127	N/A	14,625,244

(1)

Information provided here includes Director RSUs (176,676), Employee RSUs (700,806) and Discretionary RSUs (73,989). As noted elsewhere, Employee RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or shares issued from treasury, at the election of the Director. All currently awarded Discretionary RSUs can only be redeemed for Shares issued from treasury. However, any future Discretionary RSUs may have different terms and conditions.

(2)

This represents the number of Shares actually issued under the ESPP in early Q1 2021, for aggregate cash proceeds that were in participants’ account as of December 31, 2020. Under the ESPP, Shares are issued to participants on a quarterly basis, as soon as administratively possible after such quarter end and based on the five-day VWAP on such purchase date, which was $15.02.

The following tables sets forth additional information regarding Centerra’s security-based compensation arrangements.

Plan	Burn Rate(1)
Stock Option Plan
2018	0.49%
2019	0.45%
2020	0.25%
Amended and Restated Restricted Share Unit Plan
2018	0.26%
2019	0.17%
2020	0.08%
Employee Share Purchase Plan
2018(2)	0.05%
2019	0.06%
2020	0.04%

(1)

Calculated by dividing (a) the number of securities granted under the arrangement during the applicable fiscal year by (b) the weighted average number of common shares outstanding for the applicable fiscal year.

(2)	The ESPP was adopted in 2017 but no Shares were issued until 2018.

Plan	Plan Maximum(1)		Outstanding Securities Awarded(2)		Remaining Securities Available for Grant(3)
Stock Option Plan	18,000,000	(6.11%)	3,335,399	(1.13%)	8,338,252	(2.83%)
Amended and Restated Restricted Share Unit Plan	4,000,000	(1.36%)	951,471	(0.32%)	1,754,313	(0.60%)
Employee Share Purchase Plan	5,000,000	(1.70%)	432,851	(0.15%)	4,532,679	(1.54%)

(1)

The maximum number of securities issuable under each arrangement expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2020).

(2)

The number of outstanding securities awarded under each arrangement as of December 31, 2020 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2020).

(3)

The number of securities under each arrangement that are available for grant (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2020).

Director Compensation

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. Every two years, the HRC Committee, with the advice of an independent compensation consultant, reviews the compensation paid to Centerra’s Board members in order to ensure that it is in line with its comparator group companies. The most recent director compensation review was carried out in 2019, and accordingly the next review will be carried out in 2021. Director compensation is currently comprised of the following components:

(a)

an annual retainer of $175,500 (other than the Chair and Vice Chair), a portion of which (currently, a minimum of $115,000) must be taken as equity-based compensation in the form of DSUs and/or Director RSUs;

(b)

fees for serving as a chair of a Board committee — $25,000 for serving as chair of the Audit Committee, $20,000 for serving as Chair of the HRC Committee, $10,000 for serving as chair of the Nominating and Corporate Governance Committee and $15,000 for serving as chair of any other committee (other than the Special Committee);

(c)	attendance fee of $1,500 for each Board or regular committee meeting that they attend;

(d)

members of the Special Committee receive compensation of $1,500 per meeting. The chair of the Special Committee is the Vice Chair and does not receive any additional annual retainer for acting in this capacity; and

(e)

for directors not resident where the Board meeting is physically occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.

The Chair receives an annual retainer of $310,000, of which at least $200,000 must be taken in the form of DSUs and/or Director RSUs. The Vice Chair receives an annual retainer of $280,000, of which at least $180,000 must be taken in the form of DSUs and/or Director RSUs.

In addition, directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

Mr. Perry, the President and CEO of Centerra, who is also a NEO, does not receive any compensation for his services as director.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

The table below sets out compensation earned by directors in 2020.

	Fees Earned in 2020(1)
Name(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	All Other Compensation ($)	Total ($)
Tengiz Bolturuk	1,500	10	808	5	12,655	85	0	14,963
Richard Connor	130,000	53	0	0	115,500	47	0	245,500
Dushenaly Kasenov	93,000	45	0	0	115,500	55	0	208,500
Maksat Kobonbaev	96,000	45	0	0	115,500	55	0	211,500
Stephen Lang	41,096	52	0	0	38,684	48	0	79,780
Askar Oskombaev	84,185	42	0	0	115,500	58	0	199,685
Michael Parrett	150,500	43	0	0	200,000	57	0	350,500
Jacques Perron	111,000	49	0	0	115,500	51	0	226,500
Sheryl Pressler	114,861	50	0	0	115,500	50	0	230,361
Bruce Walter	40,500	13	280,000	87	0	0	0	320,500
Paul Wright	67,025	46	48,032	33	32,021	22	0	147,078
Susan Yurkovich	59,000	25	175,500	75	0	0	0	234,500

(1)

Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2020 – a portion of the compensation (earned in respect of the fourth quarter of 2020) was not paid to directors until early 2021.

(2)

This reflects all directors in 2020. Mr. Stephen Lang and Mr. Askar Oskombaev were directors in 2020 until May 1, 2020 and December 4, 2020, respectively. Mr. Paul Wright was elected by the Shareholders on May 1, 2020 and Mr. Tengiz Bolturuk was appointed to the Board (to fill a vacancy created by the resignation of Mr. Oskombaev) on December 4, 2020.

(3)	The cash portion of the fees earned includes the cash portion of a director’s retainer, meeting fees and fees for acting as a chair (where applicable).
(4)

This figure includes the intended value of DSUs or Director RSUs awarded as a result of fees earned during 2020. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2020 is equal to the dollar amount of fees earned divided by the VWAP of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned and subsequently vested and redeemed in 2020, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid out upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2020)”.

Deferred Share Unit Plan

Centerra has established a Deferred Share Unit Plan (the “DSU Plan”) for non-executive directors to receive a portion of their director’s compensation as DSUs. As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Centerra similar to Share ownership. Directors may elect to receive all or a portion of their director’s compensation (as specified by the Board from time to time) as equity based compensation in the form of DSUs, Director RSUs, or a combination of both and such units are granted using the five-day VWAP of the Shares as at the time of the grant. Centerra believes that this plan aligns the interest of these directors with those of the shareholders. Directors who are officers of Centerra or Centerra subsidiaries do not receive DSUs (or Director RSUs) for serving as directors.

While serving as a director, DSUs cannot be redeemed. DSUs are redeemed in full by the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs of directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the DSUs equal to the weighted average of the closing price of Centerra’s Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional DSUs equal in value to the dividend multiplied by the number of DSUs held by the director.

Amended and Restated Restricted Share Unit Plan – Director RSUs

Director RSUs

The RSU Plan is part of Centerra’s compensation arrangements available for directors, officers and eligible employees of Centerra and its subsidiaries and is intended to encourage directors, and eligible employees to participate in the long-term success of the Company and to align their interests with the interests of shareholders.

From time to time, the Board will specify the proportion of a director’s remuneration that is required to be taken in equity based compensation in the form of Director RSUs under the RSU Plan, DSUs under the existing DSU Plan (described above), or a combination of both. Under the RSU Plan (and the DSU Plan), directors shall elect the percentage of their remuneration to be received in the form of Director RSUs or DSUs once each calendar year but prior to December 31 in the calendar year preceding the calendar year to which the election will apply. U.S. directors must also elect the redemption date for their Director RSUs at such time. All Director RSUs awarded to directors’ vest immediately and will expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs at any time after grant.

The number of Director RSUs to be granted to each individual shall be determined by dividing (a) the intended value of the director remuneration by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant day) of a Share as at the grant date, rounded to the nearest whole of a Director RSU. If a dividend is paid on the Shares, each participant will be allocated additional Director RSUs equal in value to any dividend paid on the Shares multiplied by the number of Director RSUs held by the participant, divided by the market value of the Shares.

Upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable withholding taxes; or (C) a combination of (A) and (B), at the election of the participant.

If a director participant in the RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

Administration of the RSU Plan

Under the RSU Plan, a maximum of four million (4,000,000) Shares are available for issuance, provided that Shares reserved for issuance pursuant to RSUs (meaning Employee, Discretionary and Director RSUs) which are cancelled, terminated without having been redeemed, or are redeemed for cash, will again be available for issuance under the RSU Plan, except that Shares underlying an RSU granted prior to December 8, 2016 which are redeemed for cash will not again be available for issuance under the RSU Plan. Under no circumstances may the RSU Plan, together with all of Centerra’s other security based compensation arrangements, result in (a) the number of Shares issuable pursuant to the RSUs and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

If a participant under the RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

The RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board of Directors on all matters requiring approval of the Board of Directors. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the RSU Plan, the number of securities subject to the RSUs and the number of RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the RSU Plan or any RSU, amendments to the termination or early termination provisions of the RSU Plan or any RSU and amendments necessary to suspend or terminate the RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of RSUs under the RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the RSU Plan; (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). If the RSU Plan is terminated, its provisions will continue as long as RSUs or rights remain outstanding.

Directors’ Share Ownership

Centerra has established a Share ownership policy for its non-executive directors of Shares requiring a value equal to three times such director’s annual retainer (from time to time), to be acquired within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The director Share ownership required amounts are set out in each nominee director’s profile. See “Business to be Transacted at the Meeting – Election of Directors” starting on page 12.

Mr. Perry, as President and CEO, is not remunerated for his service on the Board and, as a result, is not subject to the minimum ownership requirement that applies to non-executive directors of Centerra. However, he is subject to the minimum ownership requirements that apply to executives of Centerra. See “Executive Share Ownership” on page 34.

Since the value of DSUs and Director RSUs are tied directly to Centerra’s Share price, DSUs and Director RSUs count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting.

When calculating the value of the Share ownership of directors, Shares held are valued at the higher of cost (“Book Value” for Shares) and the current fair market value (based on a five-day VWAP, the “Market Value” for Shares). DSUs and Director RSUs are valued at the greater of the fair market value at the date of award/grant (the “Book Value” for DSUs and Director RSUs) and the current fair market value (based on a five-day VWAP, the “Market Value” for DSUs and Director RSUs).

The following table sets out the Share ownership of each the Company’s directors, and their Share ownership requirement, calculated as of March 15, 2021. Each of the directors are in compliance with their Share ownership requirements.

Director Name	Target Share Ownership Amount ($)	Shares (#)	DSUs (#)	Director RSUs (#)	Book Value of Holdings(1) ($)	Market Value of Holdings(2) ($)	Meets Require- ment(3)	Current Holdings (as a multiple of Annual Board Retainer)(4)
Tengiz Bolturuk	526,500	0	54	0	808	671	In progress	0.005
Richard Connor	526,500	20,000	58,876	0	471,943	985,945	Meets	5.62
Dushenaly Kasenov	526,500	0	0	9,080	116,412	113,500	In progress	0.66
Maksat Kobonbaev	526,500	0	0	6,330	81,693	79,125	In progress	0.47
Michael Parrett	930,000	7,598	0	102,607	864,603	1,336,036	Meets	4.31
Jacques Perron	526,500	93,422	0	0	643,940	1,167,775	Meets	6.65
Sheryl Pressler	526,500	37,117	32,416	0	500,464	869,165	Meets	4.95
Bruce Walter	840,000	15,000	171,972	29,779	1,674,302	2,709,388	Meets	9.68
Paul Wright	526,500	7,500	3,189	2,124	175,316	162,189	In progress	1.00
Susan Yurkovich	526,500	0	53,239	0	476,457	665,488	Yes	3.79

(1)

Book value of holdings is calculated as follows: (i) Shares are valued at cost at acquisition; and (ii) DSUs and Director RSUs are valued based on the intended value at the time of grant. (valued at the five-day VWAP as of the grant date).

(2)	Market value of holdings is determined as follows: the total holdings multiplied by $12.50, the five-day VWAP of Centerra Shares on the TSX as of March 15, 2021
(3)	Directors have five-years to meet their Share ownership requirement.
(4)	Calculated at the higher of book value and market value divided by current annual cash retainer.

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

Director incentive plan awards take the form of DSUs and Director RSUs. The following sets out share-based awards (DSUs and Director RSUs) as of December 31, 2020 for all non-executive directors in 2020. DSUs do not vest until the director ceases to hold any positions with the Company. Director RSUs vest immediately but are redeemed and paid at the election of the directors. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2020 and were not redeemed in 2020. DSUs and Director RSUs redeemed during 2020 are found in the next table. Non-executive directors of Centerra do not have any option-based awards or any non-equity incentive plan compensation.

	Share-based Awards(1)
	Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of share- based awards (DSUs) that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested share- based awards (Director RSUs) not paid out or distributed ($)(2)
Tengiz Bolturuk(3)	54	791	840	12,382
Richard Connor	58,876	867,826	1,917	28,257
Dushen Kasenov	—	—	9,080	133,839
Maksat Kobonbaev	—	—	9,106	134,222
Askar Oskombaev(3)	—	—	19,306	284,570
Michael Parrett	—	—	102,607	1,512,427
Jacques Perron	—	—	—	—
Sheryl Pressler	32,416	477,814	1,917	28,257
Bruce Walter	171,972	2,534,868	29,779	438,942
Paul Wright	3,189	46,999	2,124	31,308
Susan Yurkovich	53,239	784,744	—	—

(1)

Share-based awards for director compensation can be either in the form of DSUs or Director RSUs. Director RSUs vest immediately upon their grant by the Company but are not paid out or distributed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra. In contrast, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.

(2)

The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director by the closing price on the TSX of Centerra’s Shares on December 31, 2020, which was $14.74.

(3)	Mr. Bolturuk was appointed to the Board on December 4, 2020, concurrently with Mr. Oskombaev’s resignation from the Board.

Directors Incentive Plan Awards (Value Earned During 2020)

Director Deferred Share Units

No DSUs were redeemed during 2020 by directors.

Director Restricted Share Units

All Director RSUs are vested immediately upon grant by the Company and can be redeemed at any time thereafter in accordance with its terms (See “Director Compensation—Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 44). The following table sets out Director RSUs which were redeemed for cash or common shares in 2020 by current directors:

Director Name	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)
Dushenaly Kasenov	May 5, 2020	2,940	34,163
Jacques Perron	March 31, 2020	3,266	28,875
	June 30, 2020	1,937	28,861
	September 30, 2020	1,884	28,863
	December 31, 2020	1,917	28,851
Maksat Kobonbaev	May 26, 2020	2,507	34,170
	May 27, 2020	2,940	39,984
Richard Connor	May 14, 2020	3,266	41,380
	August 14, 2020	1,950	33,072
	November 14, 2020	1,884	23,738
Sheryl Pressler	February 14, 2020	2,940	29,992
	May 14, 2020	3,266	41,380
	August 14, 2020	1,950	33,072
	November 14, 2020	1,884	23,738

(1)

Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Relevant market prices for redemptions are as follows: February 14—$10.20, March 31—$8.84, May 5—$11.62, May 14—$12.67, May 26—$13.63, May 27—$13.60, June 30—$14.90, , August 14—$16.96, September 30—$15.32, November 14—$12.60, December 31—$15.05. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The amounts reflected above do not differentiate between RSUs awarded in cash or Shares. The “Gross Redemption Amount” does not reflect whether a director received cash or common shares in respect of the redeemed Director RSUs.

The following Director RSUs were redeemed for cash or common shares in 2020 by individuals who were directors of Centerra during 2020:

Director Name	Termination Date (Date when Ceased being a Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)
Stephen Lang	May 1, 2020	March 31, 2020 May 1, 2020 June 30, 2020	8,208 56,520 658	72,558 659,588 9,804
Askar Oskombaev	December 4, 2020	August 12, 2020	5,000	89,900

(1)

Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the shares on the TSX, for the five trading days immediately before the Redemption Date. Relevant market prices for redemptions are as follows: March 31, 2020—$8.84; May 1—$11.67; June 30—$14.90; and August 12, 2020—$17.98. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The “Gross Redemption Amount” does not reflect whether a director received cash or common shares in respect of the redeemed Director RSUs.

REPORT ON CORPORATE GOVERNANCE

The Board and management believe that sound and effective corporate governance is essential to Centerra’s performance. Centerra has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the Nominating and Corporate Governance Committee of the Board reviews Centerra’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The following statement sets out a description of Centerra’s corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board Mandate

The Board supervises the conduct of the affairs of the Company directly and through its committees. In so doing, the Board acts in the best interests of the Company. In addition, the Board recognizes the importance of the enhancement of both short and longer-term value. In carrying out its responsibilities, the Board appoints the executive officers of the Company and meets with them on a regular basis to receive and consider reports on the Company’s business. The Board holds regularly scheduled meetings, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings. Between January 1, 2020 and December 31, 2020, the Board held 10 meetings. In addition, from mid-March 2020 to approximately August 2020, the Board had weekly virtual updates with the Company’s senior management team to discuss the impact of the COVID-19 pandemic on the Company’s operations including the implementation of, and management of, its safety protocols, and starting from August 2020, received regular written updates from the President and CEO.

The fundamental responsibility of the Board is to supervise the management of Centerra’s business and affairs with a view to sustainable value creation for all shareholders. Centerra’s Board promotes fair reporting, including financial reporting, to shareholders and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

The Board is, among other matters, responsible for the following:

•	selection, appointment, evaluation and setting compensation of, and, if necessary, termination of the CEO;

•	oversight of CEO’s selection, appointment, evaluation and termination of other executive officers;

•	satisfying itself as to the integrity of the CEO and other senior officers of the Company and as to the culture of integrity throughout the Company;

•	adoption of a strategic planning process and approval of strategic plans;

•	risk management policies and procedures;

•	policies and procedures regarding the integrity of financial reporting and information management;

•	oversight of estimates of Centerra’s mineral reserves by management;

•	human resources policies;

•	health, safety and environmental policies;

•	disclosure policies and procedures;

•	corporate governance;

•	environmental and social governance; and

•	certain other matters which may not be delegated by the Board under applicable corporate law.

The Board has adopted a formal written mandate which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The Board and committee mandates are reviewed at least annually by the Board. The full text of the Board mandate is set out in Appendix A. A copy of the mandates for the Board and each standing committee can also be found on Centerra’s website at www.centerragold.com.

Directors frequently (in person, by phone or virtually) meet individually or in groups with senior management in work sessions to obtain further insight and provide guidance into the operations of the Company and its subsidiaries, and are involved on a regular basis in discussions with management. Each Board committee may engage outside advisors at the expense of the Company. Individual directors are also free to consult with members of senior management whenever required and to engage outside advisors, at the expense of the Company, with the authorization of the Nominating and Corporate Governance Committee.

The Board Chair

The Board appointed Mr. Parrett as the Chair of the Board as of October 1, 2019. Mr. Parrett has been an independent member of the Board since May 8, 2014.

Pursuant to the Board Mandate, the Chair is principally responsible for overseeing the operations and affairs of the Board. The Chair’s responsibilities include leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; confirming that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independent from management; acting as a liaison between the Board and senior management; encouraging effective communication between the Board and the CEO, and working with the CEO, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within Centerra.

Position Descriptions of Board Chair and Chief Executive Officer

The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities of the Chair. This position description is reviewed by the Board annually. The position description for the Chair of the Board is contained in the Board’s Mandate. The Board’s Mandate also provides that the chair of each committee is responsible for determining the agenda, and the frequency and conduct of the meetings of that committee.

The Board has also adopted a position description for Centerra’s CEO which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board annually.

Overseeing the Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing Centerra’s affairs. His or her key responsibilities include articulating the vision for the Company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Annually, the Board sets objectives for the CEO which align with the Company’s strategic plan. These objectives include both specific quantifiable goals and general goals which are not driven by a predetermined mathematical formula but are more qualitative. The Board conducts a formal review of the CEO’s performance once per year.

The CEO is accountable to the Board and the Board committees. The Board Chair meets frequently with the CEO to discuss the affairs of the Company and to provide guidance and feedback. Throughout the year, on an ad hoc basis, the CEO also interacts with individual Board members to discuss matters.

The Board has established clear limits of authority for the CEO. These are described in Centerra’s delegation of financial authority policy.

The Board receives regular reports from the CEO on Centerra’s operating activities as well as timely reports on certain non-operational matters, including risk management, finance, safety, health, environment, corporate social responsibility, legal, government relations, business development, human resources, corporate governance, investor relations and insurance matters.

Strategic Planning

The Board works with management in developing the overall business strategy of the Company and the annual business plans for achieving its objectives, which form the annual objectives for the CEO. The Board receives regular updates from management regarding management’s implementation of the business strategy.

Along with those matters which must by law be approved by the Board, key strategic decisions are also submitted by management to the Board for approval or discussion. In addition to approving specific corporate actions, the Board reviews and approves the reports issued to shareholders, including annual and interim financial statements and management information circulars.

Independence of Board Members

Centerra has a total of eleven board members. Three members of the Board are nominated by Kyrgyzaltyn JSC, Centerra’s largest shareholder. Two of the three members are nominated pursuant to the Restated Shareholders’ Agreement dated as of June 6, 2009 entered into by Kyrgyzaltyn and Centerra. In addition, and in light of various considerations including the importance of the Kumtor Mine to Centerra, Centerra has in the past several years included in its proposed nominees for election at shareholders’ meetings a third nominee of Kyrgyzaltyn. The remaining eight board members include the CEO and seven board members, all of whom are independent (as further described below).

Centerra’s Board has assessed the independence of each director. In determining independence, the Board examined and relied on the definition of independence in NI 58-101. After considering a wide variety of factors and information disclosed by each director, the Board has determined that a majority (73%) of the current directors (eight of eleven) are independent, or 87.5% excluding the Kyrgyzaltyn nominees to the Company’s Board.

The Board has determined that the following 3 directors are not independent of the Company for the reasons sets out below:

•	Mr. Perry is not independent because, as President and CEO of the Company, he is a member of management.

•	Mr. Bolturuk is not independent because he is acting as an advisor to the Kyrgyz Republic President on the strategies of mining and development for the Kyrgyz Republic.

•	Mr. Kasenov is not independent because he previously served as a member of management of Kumtor Gold Company, a subsidiary of the Company.

To ensure that the Board is able to discharge its responsibilities independently of management, the independent directors have regularly scheduled opportunities to meet separately from management and the non-independent directors following each meeting of the Board. In 2020, the independent members of the Board met 10 times, during each of the formal Board meetings.

Interlocking Directorships

An “interlock” occurs where two or more Board members are also board members of another public company. Currently, the members of the Board do not have any interlocking directorships and, as such, the Company has not found a need to adopt a formal policy relating to interlocking directorships.

Majority Voting and Advance Notice Nominations

The Board has adopted a majority voting policy for the election of directors. The majority voting policy requires that if a director nominee fails to receive more than 50% of votes cast in favour of his or her election at an uncontested meeting of shareholders at which directors are being elected, then that director nominee shall be considered not have to have received the support of shareholders, even if elected as a matter of corporate law. Such a director nominee will be expected to forthwith tender his or her resignation to the Nominating and Corporate Governance Committee, which will review the resignation and make recommendations to the Board as to whether the resignation should be accepted. The resignation will only be effective once accepted by the Board and the affected nominee shall not participate in the deliberations of the Nominating and Corporate Governance Committee or the Board in this regard. The Board will resolve to accept or not accept the resignation as soon as possible and, in any event, within 90 days of the relevant shareholders’ meeting. If the Board accepts the resignation of the director, the Board may leave the resulting vacancy unfilled until the next annual general meeting of shareholders, it may fill the vacancy through the appointment of a new director whom the Board considers merits the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions. If the Board does not accept the resignation of the director, the Board will promptly advise the shareholders of the decision and the reasons for not accepting the resignation.

In addition to a majority voting policy, the Company’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Company of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Company would be required to include in a management information circular in respect of the election of directors. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.

In the case of an annual meeting of shareholders, notice to the Company must be received not later than 30 and not earlier than 65 days prior to the date of the annual meeting; provided, however, that if the first public announcement of the date of the annual meeting is less than 50 days prior to the meeting, notice must be received not later than the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Company must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

Skills Matrix

The matrix below shows the Board’s mix of skills and experience in areas that are important to the Company’s business, assuming each of the Company’s nominee directors are elected to the Board at the Meeting. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to the Board. The skills matrix is based on self-assessments by the directors and other information disclosed by current nominee directors in annual questionnaires:

	Board Experience	International Business Experience	Mining, Exploration & Operations	Human Resources	Financial Literacy	Corporate Governance	Environmental and Social Performance	Health & Safety	Strategy & Leadership	Investment Banking/ Mergers & Acquisitions	Government Relations/ Political Risk	Senior Officer	Technology/ Cybersecurity	Risk Management
Tengiz Bolturuk		✓	✓	✓		✓	✓	✓	✓		✓	✓		✓
Richard Connor	✓			✓	✓	✓			✓	✓				✓
Dushen Kasenov		✓	✓				✓	✓	✓		✓			✓
Nurlan Kyshtobaev	✓	✓		✓		✓			✓	✓				✓
Michael Parrett	✓	✓	✓	✓	✓	✓			✓	✓		✓
Jacques Perron	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Scott Perry	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓		✓
Sheryl Pressler	✓		✓	✓	✓	✓			✓	✓		✓
Bruce Walter	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Paul Wright	✓	✓	✓						✓	✓		✓
Susan Yurkovich	✓	✓		✓		✓	✓		✓		✓	✓

Overseeing and Managing Risk

The Board is responsible for overseeing Centerra’s policies and processes to identify the Company’s principal business risks and to confirm that systems are in place to mitigate these risks where prudent to do so. Risk oversight is overseen by the Board as follows:

•

Risk Committee: The Risk Committee oversees the policies, process and systems for the identification, assessment and management of the Company’s principal strategic, financial and operational risks. The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities including, but not limited to: (a) the Company’s insurance program, including its annual property and casualty insurance program, risk retention, coverage adequacy and any residual risk exposures; (b) reviewing with management, at least annually, the Corporation’s overall risk appetite and tolerance and make recommendations to the Board; and (c) overseeing in conjunction with other Board committees or the full Board, significant or critical risks, including strategic, financial and operational risks. The Risk Committee must be composed of at least one member from the other standing committees of the Board to ensure information is shared and managed across the committees.

•

Audit Committee: The Audit Committee monitors financial related risks, including risks relating to internal controls over financial reporting, the delegation of financial authority, and financial risk management policies. The Audit

Committee also oversees the Company’s disclosure controls and procedures, code of ethics and international business conduct (anti-corruption) policies.

•	Human Resources and Compensation Committee: The HRC Committee oversees and manages compensation related risks and retention and succession risks.

•	Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee oversees risks related to corporate governance matters.

•	Sustainable Operations Committee: The Sustainable Operations Committee oversees risks relating to safety, health, environment, sustainability and mineral reserves matters.

Committees of the Board of Directors

Each standing Board committee operates under a written mandate/charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. The charters are reviewed annually by the relevant committee and the Nominating and Corporate Governance Committee may make recommendations to the Board for changes. Below is a summary of the current composition of the Board committees and a brief description of the responsibilities of each committee and its members. Charters for each standing Board committee can be found on Centerra’s website.

Committee	Members	Independence
Audit Committee	Richard Connor (Chair) Michael Parrett Sheryl Pressler	Independent Independent Independent

Human Resources & Compensation Committee	Susan Yurkovich (Chair) Richard Connor Michael Parrett	Independent Independent Independent

Nominating & Corporate Governance Committee	Sheryl Pressler (Chair) Maksat Kobonbaev Michael Parrett Susan Yurkovich	Independent Independent Independent Independent

Risk Committee	Jacques Perron (Chair) Richard Connor Dushen Kasenov Maksat Kobonbaev Paul Wright	Independent Independent Non-independent Independent Independent

Sustainable Operations Committee	Bruce Walter (Chair) Dushen Kasenov Maksat Kobonbaev Jacques Perron Sheryl Pressler Paul Wright Susan Yurkovich	Independent Non-independent Independent Independent Independent Independent Independent

Special Committee	Bruce Walter (Chair) Richard Connor Sheryl Pressler	Independent Independent Independent

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;

•	the external auditor;

•	the internal auditor;

•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;

•	whistleblower process;

•	internal controls over financial reporting and disclosure controls; and

•	any additional matters delegated to the Audit Committee by the Board.

The Board has determined that all of the Audit Committee members are financially literate as required by applicable securities legislation. In 2020, the Audit Committee met 6 times.

Information regarding the Audit Committee can be found under “Audit Committee” in the Company’s Annual Information Form (“AIF”). A copy of the Company’s most recently filed AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1, Canada, Attention: John Pearson, Vice President, Investor Relations, or (416) 204-1953 or can be found on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	Centerra’s overall approach to corporate governance;

•	the size, composition and structure of the Board and its committees;

•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;

•	orientation and continuing education for directors;

•	matters involving conflicts of interest of directors; and

•	any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

In 2020, the Nominating and Corporate Governance Committee met 4 times.

Human Resources and Compensation Committee

The HRC Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of senior management;

•	the compensation of senior management;

•	senior management succession and development;

•	diversity, equity and inclusion;

•	human resources policies; and

•	any additional matters delegated to the HRC Committee by the Board.

In 2020, the HRC Committee met 5 times.

Sustainable Operations Committee

The Sustainable Operations Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the establishment and review of Centerra’s safety, health and environmental policies;

•	management of the implementation of compliance systems;

•	monitoring the effectiveness of Centerra’s safety, health and environmental policies, systems and monitoring processes;

•	receiving audit results and updates from management with respect to Centerra’s health, safety and environmental performance;

•	reviewing the annual budget for safety, health and environmental operations;

•	the Company’s sustainability policies, programs and performance;

•	the estimation of mineral reserves by management;

•	the review of mineral reserve information before publication; and

•	any additional matters delegated to the Sustainable Operations Committee by the Board.

In 2020, the Sustainable Operations Committee met 5 times.

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	company-wide risk management practices;

•

overseeing that the executive team has in place processes designed to identify and assess the key risks that the organization faces and has established appropriate mechanisms designed to address those risks;

•	overseeing, in conjunction with other Board-level committees or the full Board, significant or critical risks, including strategic, financial and operational risks; and

•	clarifying the division of risk-related responsibilities to each Board committee and analysis to determine that the oversight of significant or critical risks is not overlooked.

In 2020, the Risk Committee met 5 times.

Special Committee

The Board has also established a Special Committee comprised entirely of independent directors to, among other things, oversee, review, evaluate and consider transactions and matters relating to the Kyrgyz Republic Government. The current members of the Special Committee are Bruce Walter (Chair), Richard Connor and Sheryl Pressler.

In 2020, the Special Committee met 2 times.

Diversity of the Company’s Directors and Officers

Centerra’s Diversity, Equity and Inclusion (DE&I) Policy

Centerra has a written DE&I policy, which recognizes the importance to the Company of having a Leadership Group (includes Directors and Officers of the Company) comprised of highly talented, experienced and dedicated individuals with a diverse mix of experience, skills and background collectively reflecting the strategic needs of the business and representing the local communities in which we operate. The Company also recognizes that diversity is critical to the future success of Centerra and will strive to enhance its focus on the advancement of all underrepresented groups throughout the Company and to foster a culture of equity and inclusion.

The Company strives to maintain overall diverse representation among the Leadership Group and is targeting a minimum of 30% women representation in both the Director and Officer groups when evaluated separately by the end of 2026. The Company notes that Kyrgyzaltyn JSC has the right to nominate directors to the Board pursuant to the Restated Shareholders Agreement dated as of June 6, 2009 (the “Shareholders’ Agreement”). The Company’s pursuit of these targets assumes that Kyrgyzaltyn will consider this DE&I policy and target of women representation when selecting its nominees.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Leadership Group, all appointments will continue to be made on merit in the context of knowledge, experience, skills and background of each individual candidate in light of the needs of the Board, the Shareholders Agreement and the Company. When assessing Board and Officer composition or identifying candidates to nominate for election to the Board or for appointment as an Officer, the Company will consider and apply the following practices:

•

candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;

•	candidates that represent diverse groups, including with regard to gender, ethnicity, age, national origin, persons with disabilities, Indigenous peoples, visible minorities, and sexual orientation;

•

the level of representation of women on the Board and in senior management positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as senior management and in general with regard to succession planning for the Board and the senior leadership team,

•

engaging qualified independent external advisors to assist the Board and management in conducting its search for candidates as required. Search protocols will include a robust and rigorous process, using a committee and/or professional search firm specifically directed to include a diverse pool of candidates, including women and members of the designated groups or other underrepresented groups; and

•

in the event the Board maintains an ongoing list of potential director candidates or the Company maintains a list of potential Officer candidates within its successor pool of talent, the Board and Company will ensure that such list includes members of the designated and other underrepresented groups and, in particular, women candidates.

The Nominating and Corporate Governance Committee periodically reports to the Board on efforts regarding diversity with respect to Board members and the HRC Committee shall periodically report to the Board on the appointment of Officers and report on the implementation of the DE&I policy.

The Company recognizes that DE&I is imperative for long term success and that the journey begins at the top. To that end, the Company has created a Global DE&I Executive Council, sponsored, and chaired by the President and CEO with representation from senior management. The Company has also created five regional committees, all sponsored by a regional executive and led by employee members. The Global DE&I Executive Council is responsible for the continued development of the DE&I global strategy, supports alignment of regional strategies, makes decisions on various DE&I initiatives and oversees the successful implementation of the strategy through the five regional committees. The Council will be responsible for reporting back on progress to the senior management team and to the Board. In 2020, over 1,200 employees, including all Board members and all senior management received diversity and inclusion fundamentals training and unconscious bias training. Centerra has also partnered with the Canadian Center for Diversity and Inclusion and will be working with their DE&I experts to develop strategies and initiatives to increase diversity and promote inclusivity across Centerra.

The Company continues to support women’s leadership programs (such as Leading from Within – a program aimed to develop female employees across the organization), the identification and assessment of high potential female talent, and the creation of individual development plans to monitor progression. In 2020, Centerra became a Silver sponsor for International Women in Mining (“IWiM”). In 2021, the Company will be participating in several initiatives alongside IWiM including women mentorship programs, inclusive workplace design workshops, and posting jobs onto their website to attract women in the workforce and in leadership positions.

As of the date of this Circular, the number of members of the Company’s Leadership Group who self-identify as members of the following designated groups are as follows:

Designated Group	Number of Board Members (%)		Number of Senior Management(1) (%)		Total(2)
Women	2/11	(18%)	1/6	(16.6%)	3/16	(18.75%)
Indigenous peoples (First Nations, Inuit, Metis)	0		0		0
Persons with Disabilities	0		0		0
Members of Visible Minorities	3/11	(27%)	2/6	(33%)	5/16	(31%)
Total Board and Senior Management	5/11	(45%)	3/6	(50%)	8/16	(50%)

(1)

Corresponds to CEO, CFO, and Vice Presidents in charge of a principal business unit, division or function, and anyone who performs a policy-making function within the organization. This definition aligns with the definition of “executive officer” generally found in Canadian securities laws.

(2)	Total of Board members and senior management does not add up to 17 because Scott Perry, who is a director and an officer is counted once.

Board Renewal

The Board’s mandate includes a mandatory retirement provision that allows directors to serve on the Board until the annual meeting of the Company’s shareholders next following their 75th birthday and that directors may not be re-elected after reaching age 75, unless this requirement is waived by the Board or the Nominating and Corporate Governance Committee for a valid reason.

The Board considered the recent appointment of seven (7) new directors out of eleven (11) directors over the past several years – Messrs. Wright and Bolturuk (in 2020), Mr. Kasenov and Mr. Kobonbaev (both elected in 2019), Ms. Yurkovich and

Mr. Oskombaev (both elected in 2018; Mr. Oskombaev resigned in 2020) and Mr. Perron (in 2016), and the related departure of several Board members. It concluded that the existing Board renewal mechanism as well as the natural turnover of the Board continues to result in a good mix of directors with experience in the Company’s ongoing matters as well as new directors who can bring fresh voices to the Board’s discussion. Accordingly, the Board has not adopted term limits for directors. The average tenure of current Board members is 4.6 years.

Assessment Process

Annually, the Nominating and Corporate Governance Committee reviews the effectiveness of the Board, its committees and the Chair through the use of a confidential self-assessment questionnaire completed by each director. In the assessment, directors are also asked to comment on the performance of their peer directors. The results of the surveys are subsequently discussed by the Board.

The Nominating and Corporate Governance Committee, through questionnaires and interviews, assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.

Nomination of New Directors and Board Size

The Nominating and Corporate Governance Committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Company’s business as well as the requirements of the Company’s DE&I policy discussed above. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

As noted elsewhere in the circular under the heading “Principal Holders of Voting Securities”, the Company has entered into a Restated Shareholders Agreement that provides that so long as Kyrgyzaltyn and its affiliates continue to hold 10% or more of Centerra’s outstanding Shares, Centerra has agreed to include in Centerra’s proposed slate of directors nominated for election, at each annual or special meeting at which directors are to be elected, two Board nominees designated by Kyrgyzaltyn, at least one of whom must be independent of the Kyrgyz Republic Government within the meaning of applicable securities laws in Canada. Should Kyrgyzaltyn and its affiliates own less than 10% but more than 5% of Centerra’s outstanding Shares, Centerra has agreed to include, in its proposed slate of directors, one nominee of Kyrgyzaltyn who shall not be required to be independent of the KR Government.

The Nominating and Corporate Governance Committee recommends candidates, including those nominated by Kyrgyzaltyn, for Board membership and Board members for re-nomination. Recommendations are based upon character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of the Company as well as the criteria laid out in the Company’s DE&I policy.

The Nominating and Corporate Governance Committee maintains a schedule of the anticipated tenure of current directors, and the needs of the Board as a whole. Candidates are considered in light of the Board’s current and anticipated needs. Board members complete annual skills and experience self-assessments, which are reviewed by the committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.

The Board is of the view that its optimal size for effective decision-making and committee work is between 9-12 members.

Board Education Opportunities

Centerra provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. Centerra’s CEO, CFO and other senior executives provide new directors with detailed briefings on company strategy, operations, business development, legal, financial, exploration, human resources and investor and government relations matters.

Continuing education is provided by management through presentations to the Board and committees when any key business decisions are sought. Directors are briefed regularly on strategic issues affecting the Company. Board members are also encouraged to attend conferences or seminars at Centerra’s expense. The conference or seminar can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the member’s knowledge of the Company’s business. For example: (i) the HRC Committee received a presentation from its compensation consultant entitled “Canadian Executive Compensation ‘Hot Topics’”; (ii) the Nominating and Corporate Governance Committee received a presentation from its external legal adviser on “Trends in Corporate Governance” (iii) the Sustainable Operations Committee received regular presentations from the Company’s Vice President, Security, Sustainability & Environment on topics, including “Responsible Gold Mining Principles”; and (iv) the entire Board received training on diversity and inclusion fundamentals and on unconscious bias; received reports from a political risk consultancy group for relevant jurisdictions, and updates on mergers and acquisitions from investment banks.

Board members are also encouraged to visit the Company’s main operating sites and regularly do so. In 2020, the Board as a whole did not visit any of the Company’s operations in light of the COVID-19 pandemic, but individual directors visited the Kumtor Mine in the Kyrgyz Republic and the Mount Milligan Mine in British Columbia, Canada.

Compensation of Directors

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The HRC Committee reviews directors’ compensation every two years with the assistance of an independent consultant and makes recommendations to the Board. The most recent director compensation review was carried out in 2019, and accordingly the next review will be carried out in 2021. The HRC Committee is comprised entirely of independent directors. For more information on Board compensation, see “Report on Executive Compensation – Director Compensation” on page 43.

Codes of Ethics

Centerra’s Board expects all of Centerra’s directors, officers and employees to conduct themselves in accordance with the highest ethical standards.

Centerra’s Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. Employees with such concerns may report their concerns directly or, if they so wish, in a confidential or anonymous manner to: (i) the General Counsel and Corporate Secretary of the Company, (ii) the Chair of the Audit Committee, or (iii) a 24 hour-a-day compliance hotline, a service which is operated by a third party and is available in the local languages of the Company’s operating subsidiaries. As set out in the Code of Ethics, an employee who, in good faith, reports a concern is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors, which sets out the ethical standards that apply to directors in the exercise of their duties. Directors are required to promptly report all actual, potential or perceived conflicts of interest to the Corporate Secretary, who is in turn required to bring such conflicts to the attention of the Nominating and Corporate Governance Committee. Directors may not participate in discussions, deliberations or decision-making in which they have a conflict of interest.

All directors and mid-level and senior employees of Centerra are required to sign an annual compliance certificate relating to the Code of Ethics and, in addition, employees undergo training on the Code of Ethics. The Audit Committee receives an annual compliance report for employees, and the Nominating and Corporate Governance Committee receives an annual report on directors’ compliance. Issues arising between annual reporting are brought to the attention of the appropriate committee.

Copies of the Codes of Ethics for employees and directors can be found on Centerra’s website at www.centerragold.com and are also available in print upon request.

Disclosure and Insider Trading Policy

Centerra’s Board has adopted and periodically reviews and updates Centerra’s written corporate disclosure and insider trading policy. The policy addresses the following matters:

•	establishes a process for the disclosure of material information;

•	establishes a process for reviewing news releases, corporate documents and public oral statements before they are issued;

•	sets out the obligations of Centerra’s directors, officers and other employees to preserve the confidentiality of undisclosed material information;

•	sets out the prohibitions applicable to Centerra’s directors, officers and other employees with respect to illegal insider trading and tipping; and

•	prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares.

Shareholder/Investor Communications and Feedback

The Company has procedures in place to effectively communicate with its stakeholders, including its shareholders, employees and the general public. The fundamental objective of these procedures is to ensure an open, accessible and timely exchange of information with shareholders, employees and other stakeholders concerning the business, affairs and performance of the Company. This includes quarterly conference calls with industry analysts, investors/shareholders and media representatives in conjunction with the release of the Company’s financial results, as well as regular presentations to, or meetings with, industry analysts, institutional shareholders, and potential investors. Through the Company’s website, shareholders and other stakeholders may access webcasts of these conference calls and most of the presentations made by the Company to the investment community. The Company’s management includes an experienced investor relations professional who is dedicated to working closely with members of the investment community, institutional investors and individual shareholders. In addition, the Company has in place procedures to ensure that inquiries or other communications from shareholders are answered by an appropriate person in the Company.

During 2020, the majority of shareholder/investor interactions were done virtually in light of the COVID-19 pandemic. The President and CEO, Vice President of Investor Relations and other members of senior management including the COO and CFO, held over 215 meetings with shareholders and institutional investors, attended 8 industry conferences, gave 23 sales desk presentations at different investment firms, and hosted 7 retail broker presentations in various major cities in Canada and the U.S.

Centerra’s board members, including the Board Chair, welcome communications and feedback from the Company’s shareholders or other stakeholders. Interested parties may contact the Board or Centerra’s independent directors as a group by writing to them c/o Chair of the Board, Centerra Gold Inc., 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

Centerra’s directors and officers are covered under go-forward and run-off directors’ and officers’ liability insurance policies. The aggregate limit of liability applicable to those insured directors and officers under the policies is US$50 million for the run-off policy and US$75 million for the go-forward policy, inclusive of defense costs. The go-forward policy is a twelve-month policy which is renewed annually, whereas the run-off policy provides coverage for actions by directors and officers that predate June 30, 2009. The run-off policy expires on June 30, 2021. There is no deductible for officers or directors under these policies, for non-indemnifiable claims made against them for a wrongful act. Where Centerra or a subsidiary has indemnified a director or officer, the policy provides reimbursement coverage for losses over a deductible of US$250,000 for claims covered by the go-forward policy and $100,000 for claims covered by the run-off policy. The policies provide for a US$250,000 deductible in respect of securities claims. The premium paid by Centerra in 2020 was US$525,000 for the go-forward policy. The one-time premium paid in 2018 for the three-year extension to the run-off policy was US$220,000.

Centerra’s by-laws also provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. Centerra has also entered into agreements with each of its directors and officers providing for indemnification and related matters.

INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of Centerra, nor any proposed nominee for election as a director of Centerra, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Information regarding interests of informed persons in material transactions can be found under the heading “Interest of Management and Others in Material Transactions” in the Company’s AIF. A copy of the AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1, Canada, Attention: Vice President, Investor Relations, or (416) 204-1953 or can be found on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The Canada Business Corporations Act permits eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2022 is November 28, 2021.

ADDITIONAL INFORMATION

Financial information for the financial year ended December 31, 2020 have been provided with this Circular. Securityholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1, or (416) 204-1953, Attention: Vice President, Investor Relations.

Copies of the Company’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Circular are available to anyone, upon request, from the Secretary of the Company or from the Vice President, Investor Relations, and without charge to securityholders of the Company.

The Annual Report (including the annual financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Wendy Yu”

Wendy Yu

Assistant Corporate Secretary

Toronto, Ontario

March 26, 2021

APPENDIX A

CENTERRA GOLD INC.

BOARD MANDATE

1.	GENERAL

The Board of Directors (the “Board”) believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Nominating and Corporate Governance Committee.

The Board has adopted this mandate to assist it in supervising the management of the business and affairs of the Corporation as required under applicable legislation and stock exchange rules.

The Board will revise this mandate from time to time based on its assessment of the Corporation’s needs, legal and regulatory developments and best practices. The Nominating and Corporate Governance Committee will review this mandate annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	THE BOARD’S RESPONSIBILITIES

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to sustainable value creation for all shareholders. The Board discharges this responsibility by developing and determining policy by which the business and affairs of the Corporation are to be managed and by overseeing management of the Corporation. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

3.	DIRECTORS’ RESPONSIBILITIES

The primary responsibility of individual directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In order to fulfill this responsibility, each director is expected to:

(a)	develop and maintain a thorough understanding of the markets in which the Corporation conducts business, its strategy and business operations and its financial position and performance;

(b)	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

(c)	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

(d)	engage in continuing education programs for directors, as appropriate; and

(e)	attend all meetings of the Board and any committee of which he or she is a member.

4.	BOARD COMPOSITION

(a)	Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. The Corporate Governance and Nominating Committee will also take into consideration the representation of women in the director identification and selection process.

Directors who change their principal occupation are expected to advise the Nominating and Corporate Governance Committee and, if determined appropriate by the Nominating and Corporate Governance Committee, resign from the Board.

(b)	Director Independence

The Board believes that, except during periods of temporary vacancies, the majority of its members should be independent. For the purposes of this mandate, “independent” means the standard of independence applicable to audit committee members as set out in National Instrument 52-110 – Audit Committees, as amended from time to time.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

(c)	Board Size

The Board is of the view that a size of between 9 and 12 members is conducive to effective decision-making and committee work.

(d)	Retirement

Directors may serve on the Board until the annual meeting of the Corporation next following their 75th birthday, and may not be re-elected after reaching age 75, unless this requirement has been waived by the Board, or the Nominating and Corporate Governance Committee, for a valid reason.

(e)	Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year.

(f)	Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(g)	Service on Other Boards

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

5.	BOARD DUTIES

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)	selection, appointment, evaluation and, if necessary, termination of the Chief Executive Officer;

(b)	satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation;

(c)	succession planning, including appointing, counseling and monitoring the performance of executive officers;

(d)	human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers;

(e)	adoption of a strategic planning process, approval of strategic plans and monitoring corporate performance against those plans;

(f)	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

(g)

policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and to confirm that systems are in place to mitigate these risks where prudent to do so;

(h)	policies to confirm ethical behaviour of the Corporation and its employees, and compliance with laws and regulations;

(i)	policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting;

(j)	assessment of the effectiveness of the Board and its committees;

(k)	confirming that an appropriate orientation program is in place for new directors and that continuing education opportunities are available for all directors;

(l)	definition of the duties and the limits of authority of senior management, including approving a position description for the Chief Executive Officer;

(m)	communications policy of the Corporation;

(n)	health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations;

(o)	policies on corporate social responsibility and sustainable development and oversight of management’s efforts to implement the policies in the jurisdictions where it operates;

(p)	oversight of the estimation of reserves by management;

(q)

corporate governance including the relationship of the Board to management and confirming that the Corporation has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

(r)	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(s)

approval of directors for nomination and election and recommendation of the auditors to be appointed at shareholders’ meetings and filling a vacancy among the directors or in the office of the auditor;

(t)	issuance of securities of the Corporation;

(u)	declaration of dividends and establishment of the dividend policy for the Corporation;

(v)

approval of the annual audited financial statements, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(w)	adoption, amendment or repeal of by-laws of the Corporation;

(x)	review and approval of material transactions not in the ordinary course of business; and

(y)

other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Corporation.

6.	DELEGATION TO MANAGEMENT

The Board may delegate by resolution, from time to time, financial authority to the Chief Executive Officer (who may sub-delegate such authority to others within the Corporation as appropriate).

7.	CHAIR

(a)	Appointment

The Board will in each year appoint from among its members a Chair. The Chair of the Board shall be an independent director unless the Board concludes that the best interests of the Corporation would be otherwise better served. If such Chair is not independent, then the independent directors shall appoint a Lead Director who shall be independent.

(b)	General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

(c)	Specific Role and Responsibilities

The Chair will (subject to the responsibilities of the Lead Director as set out in Section 8, if Chair is not independent):

•	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;

•	preside as chair at all meetings of the Board and shareholders;

•	set the agenda of the board and shareholders’ meetings, in consultation with the Corporate Secretary and the Chief Executive Officer;

•	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;

•	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board;

•

together with the Chief Executive Officer, approach potential candidates for Board membership, once candidates have been identified and selected by the Nominating and Corporate Governance Committee, to explore their interest in joining the Board;

•

serve as an ex officio member of all Board committees, provided that if the Chair is not independent, he or she will not serve as a member of any committee required to be composed entirely of independent directors;

•	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;

•

consistent with encouraging effective communication between the Board and the Chief Executive Officer, confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;

•

chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;

•

confirm proper and timely documentary filings and fulfillment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors when necessary;

•	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;

•

work with the Chief Executive Officer, the chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Corporation;

•

at the request of the Chief Executive Officer, represent the Corporation to shareholders and external stakeholders, including local community groups, aboriginals, government, and non-governmental organizations; and

•	perform additional duties requested by the Board.

8.	LEAD DIRECTOR

(a)	Appointment

A Lead Director appointed pursuant to Section 7(a), shall have the responsibilities outlined in Section 8 (b) below.

(b)	Specific Role and Responsibilities

•	coordinate the activities of the independent directors;

•

preside at all meetings of the Board at which the Chair is not present, including meetings of independent directors and communicate the results of such meetings to the Chair and Chief Executive Officer as appropriate;

•	call meetings of the independent directors, as appropriate;

•	serve as liaison between the Chair, Chief Executive Officer and the independent directors;

•	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;

•	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from time to time;

•

correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors’ matters;

•

provide support to the Chair, Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Corporation; and

•	perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

(c)	General

If the Lead Director has a conflict of interest, the Chair of Nominating and Corporate Governance Committee shall serve as the Lead Director with respect to matters concerning any conflict of interest.

9.	CORPORATE SECRETARY

(a)	Appointment

The Board will appoint an individual to act as the Corporate Secretary.

(b)	General

The Corporate Secretary is responsible for assisting the Chair in managing the operations and affairs of the Board and for performing additional duties requested by the Chair or the Board or any of its committees.

(c)	Specific Role and Responsibilities

The Corporate Secretary will:

•	oversee the preparation of all materials for shareholders which relate to the election of directors or the matters discussed in these guidelines;

•	confirm that all notices and materials are delivered to shareholders and directors in a timely manner;

•	confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded;

•

confirm proper and timely documentary filings and fulfilment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors, when necessary;

•	maintain the Corporation’s books and records and oversee the security and application of the corporate seal;

•	administer the operations of the Board and its committees;

•

monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business; and

•	perform additional duties requested by the Chair or the Board or any of its committees.

10.	BOARD COMMITTEE

(a)	General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Sustainable Operations Committee and the Risk Committee.

(b)	Chair

The Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Sustainable Operations Committee and the Risk Committee are each chaired by a director who is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(c)	Charters

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Nominating and Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website and printed copies will be made available to any shareholder upon request. Below is a brief description of the responsibilities of each committee.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements (other than with respect to health, safety and the environment); compliance with the Code of Ethics Policy; the qualifications and independence of the Corporation’s external auditors; the design and implementation of internal controls over financial reporting and disclosure controls; management of financial risks as delegated by the Board; related party transactions; the performance of the Corporation’s internal audit function; and any additional matters delegated to the Audit Committee by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the Corporation’s overall approach to corporate governance; the size, composition and structure of the Board and its committees; the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees; orientation and continuing education for directors; matters involving conflicts of interest of directors; and any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for supporting the Board in making recommendations in regard to its oversight responsibilities and to review and, at its discretion, approve certain recommendations proposed by management. The Human Resources and Compensation Committee reviews and recommends to the Board the selection and appointment of officers of the Corporation; the compensation philosophy, competitive positioning and competitive objectives in the market all of which drive the design of components and administration; the compensation and employment agreement of the CEO as recommended by the Chair of the Board and by the Human Resources and Compensation Committee; grants of stock options to eligible participants; succession planning pertaining to all executive officers, based on recommendations of the chair of the board and the CEO; and any additional matters delegated to the Human Resources and Compensation Committee by the Board. The Human Resources and Compensation Committee oversees and approves the compensation and employment agreements of the direct reports to the CEO as reviewed and recommended by the Chair of the Board; the objectives and design of the compensation program of the company consistent with the compensation philosophy, competitive positioning and competitive objectives approved by the Board (these objectives and designs, along with their components and descriptions/plans, will satisfy the goal of providing sufficient competitive compensation to attract, retain and motivate senior management to maximize shareholder value); major human resources policies recommended by the CEO; management’s recommendation on annual merit increases consistent with the budget approved by the Board; special recognition payments under the CEO Awards Program which are recommended to be $50,000 or greater; and the administration of all equity-based compensation plans, subject to reporting to the Board.

Sustainable Operations Committee

The Sustainable Operations Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities on matters relating to safety, health, environment, corporate social responsibility and reserves including the establishment of, and review of compliance with, appropriate safety, health and environment and corporate social responsibility policies and programs, receiving reports from management and reviewing budgets, reviewing the Corporation’s designated qualified persons for estimation of reserves and resources, receiving updates from management on key operational and technical issues, reviewing the Corporation’s publication of new reserve and resource information and annual reserve statements, and reviewing annual reconciliation of reserve and resource information to mine production.

Risk Committee

The Risk Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities in relation to the policies, processes and systems for the identification, assessment and management of the Corporation’s principal strategic, financial, and operational risks including: (i) overseeing that the executive team has in place a process designed to identify and assess the key risks that the organization faces and has established an appropriate mechanism designed to address those risks; (ii) overseeing, in conjunction with other Board-level committees or the full Board, significant or critical risks, including strategic, financial and operational risks; and (iii) overseeing the division of risk-related responsibilities to each Board committee as clearly as possible and analyze to determine that the oversight of any significant or critical risks is not overlooked.

11.	BOARD AND COMMITTEE MEETINGS

(a)	Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chair, the Chief Executive Officer or any two committee members.

Board meetings are held at a location determined by the Chair and meetings of each committee are held at a location determined by the committee chair.

(b)	Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

(c)	Agenda

The Chair establishes the agenda for each Board meeting in consultation with the Corporate Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(d)	Non-Management Sessions

Non-management directors meet separately at every Board meeting without management present. The Chair informs management of the substance of these meetings to the extent that action is required by them.

(e)	Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

(f)	Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(g)	Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

(h)	Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

(i)	Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

(j)	Corporate Secretary

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

(k)	Minutes of Meetings

The Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

12.	DIRECTOR COMPENSATION

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Human Resources and Compensation Committee reviews directors’ compensation annually with this criterion in mind and makes recommendations to the Board.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

To further align the interests of directors with those of other shareholders, directors are paid a portion of their fees in deferred share units and restricted share units.

Directors are reimbursed by the Corporation for reasonable travel expenses incurred in connection with their duties as directors.

13.	SHARE OWNERSHIP REQUIREMENTS

Directors are required, within five years of their initial appointment to the Board, to acquire and hold deferred share units, restricted share units, common shares or any other equity-based awards of the Corporation designated by the Board from time to time, with a value equal to at least three times the amount of their annual retainer for service as a director (excluding travel, meeting and committee chair fees) such value to be determined at the greater of cost or market value of such securities.

14.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer.

The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Corporate Governance Committee.

16.	PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

The Nominating and Corporate Governance Committee annually reviews the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Corporate Governance Committee annually reviews the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

The Nominating and Corporate Governance Committee evaluates individual directors to assess their suitability for nomination for re-election.

17.	CODES OF ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

The Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors which sets out the ethical standards that apply to directors in the exercise of their duties.

Both Codes are posted on the Corporation’s website and are available in print to any shareholder who requests a copy.

18.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

19.	CONFLICTS OF INTEREST

Each director is required to inform the Nominating and Corporate Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

20.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Centerra Gold Inc.

c/o Corporate Secretary

Centerra Gold Inc.

Suite 1500 – 1 University Avenue

Toronto, Ontario, Canada M5J 2P1